Exhibit 99.1

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Condensed consolidated income statement
EUR millions	Notes	YTD 2017	YTD 2016

Premium income	4	11,479	11,538
Investment income	5	3,866	4,008
Fee and commission income		1,252	1,199
Other revenues		5	4
Total revenues		16,602	16,749
Income from reinsurance ceded	6	2,745	1,682
Results from financial transactions	7	9,465	6,485
Other income	8	327	55
Total income		29,140	24,970

Benefits and expenses	9	27,596	24,724
Impairment charges / (reversals)	10	10	60
Interest charges and related fees		205	169
Other charges		4	682
Total charges		27,815	25,635

Share in profit / (loss) of joint ventures		73	59
Share in profit / (loss) of associates		5	-
Income / (loss) before tax		1,402	(606)
Income tax (expense) / benefit		(394)	75
Net income / (loss)		1,008	(531)

Net income / (loss) attributable to:
Owners of Aegon N.V.		1,008	(531)
Non-controlling interests		-	-

Earnings per share (EUR per share)	18
Basic earnings per common share		0.46	(0.29)
Basic earnings per common share B		0.01	(0.01)
Diluted earnings per common share		0.46	(0.29)
Diluted earnings per common share B		0.01	(0.01)

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Condensed consolidated statement of comprehensive income
EUR millions	YTD 2017	YTD 2016

Net income / (loss)	1,008	(531)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	1	2
Remeasurements of defined benefit plans	282	(1,092)
Income tax relating to items that will not be reclassified	(69)	303

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	1,563	3,888
Gains / (losses) transferred to the income statement on disposal and impairment of available-for-sale investments	(1,123)	(2,145)
Changes in cash flow hedging reserve	(755)	827
Movement in foreign currency translation and net foreign investment hedging reserve	(1,297)	(623)
Equity movements of joint ventures	(6)	4
Equity movements of associates	(2)	1
Income tax relating to items that may be reclassified	175	(1,027)
Other	5	7
Total other comprehensive income / (loss) for the period	(1,228)	145
Total comprehensive income / (loss)	(220)	(386)

Total comprehensive income / (loss) attributable to:
Owners of Aegon N.V.	(220)	(394)
Non-controlling interests	(1)	8

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Condensed consolidated statement of financial position
		June 30, 2017	Dec. 31, 2016
EUR millions	Notes

Assets
Cash and cash equivalents		12,880	11,347
Assets held for sale	24	2,324	8,705
Investments	11	140,168	156,303
Investments for account of policyholders	12	198,278	203,610
Derivatives	14	7,148	8,318
Investments in joint ventures		1,666	1,614
Investments in associates		272	270
Reinsurance assets	13	19,949	11,208
Deferred expenses	16	10,565	11,423
Other assets and receivables		9,309	10,805
Intangible assets	17	1,688	1,820
Total assets		404,249	425,425

Equity and liabilities
Shareholders’ equity		20,118	20,520
Other equity instruments		3,779	3,797
Issued capital and reserves attributable to owners of Aegon N.V.		23,897	24,318
Non-controlling interests		23	23
Group equity		23,919	24,341

Subordinated borrowings		765	767
Trust pass-through securities		143	156
Insurance contracts	19	112,913	119,569
Insurance contracts for account of policyholders	20	119,971	120,929
Investment contracts	21	17,569	19,572
Investment contracts for account of policyholders	22	80,900	84,774
Derivatives	14	8,294	8,878
Borrowings	23	14,867	13,153
Liabilities held for sale	24	2,344	8,816
Other liabilities		22,564	24,470
Total liabilities		380,329	401,084
Total equity and liabilities		404,249	425,425

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Condensed consolidated statement of changes in equity
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Remeasurement of defined benefit plans	Other reserves	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total

Six months ended June 30, 2017

At beginning of year	8,193	7,419	5,381	(1,820)	1,347	3,797	24,318	23	24,341

Net income / (loss) recognized in the income statement	-	1,008	-	-	-	-	1,008	-	1,008

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	1	-	-	-	1	-	1
Remeasurements of defined benefit plans	-	-	-	282	-	-	282	-	282
Income tax relating to items that will not be reclassified	-	-	-	(69)	-	-	(69)	-	(69)

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,563	-	-	-	1,563	-	1,563
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(1,123)	-	-	-	(1,123)	-	(1,123)
Changes in cash flow hedging reserve	-	-	(755)	-	-	-	(755)	-	(755)
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(250)	61	(1,108)	-	(1,297)	-	(1,297)
Equity movements of joint ventures	-	-	-	-	(6)	-	(6)	-	(6)
Equity movements of associates	-	-	-	-	(2)	-	(2)	-	(2)
Income tax relating to items that may be reclassified	-	-	128	-	47	-	175	-	175
Other	-	5	-	-	-	-	5	(1)	5
Total other comprehensive income	-	5	(437)	274	(1,070)	-	(1,228)	(1)	(1,228)
Total comprehensive income / (loss) for 2017	-	1,013	(437)	274	(1,070)	-	(220)	(1)	(220)

Issuance and purchase of (treasury) shares	-	142	-	-	-	-	142	-	142
Dividends paid on common shares	(122)	(143)	-	-	-	-	(265)	-	(265)
Coupons on non-cumulative subordinated notes	-	(15)	-	-	-	-	(15)	-	(15)
Coupons on perpetual securities	-	(49)	-	-	-	-	(49)	-	(49)
Incentive plans	-	4	-	-	-	(19)	(15)	-	(15)
At end of period	8,071	8,371	4,944	(1,546)	278	3,779	23,897	23	23,919

Six months ended June 30, 2016

At beginning of year	8,387	7,832	6,471	(1,532)	1,283	3,800	26,241	9	26,250

Net income / (loss) recognized in the income statement	-	(531)	-	-	-	-	(531)	-	(531)

Other comprehensive income:
Items that will not be reclassified to profit or loss:
Changes in revaluation reserve real estate held for own use	-	-	2	-	-	-	2	-	2
Remeasurements of defined benefit plans	-	-	-	(1,092)	-	-	(1,092)	-	(1,092)
Income tax relating to items that will not be reclassified	-	-	(1)	303	-	-	303	-	303

Items that may be reclassified subsequently to profit or loss:
Gains / (losses) on revaluation of available-for-sale investments	-	-	3,888	-	-	-	3,888	-	3,888
Gains / (losses) transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(2,145)	-	-	-	(2,145)	-	(2,145)
Changes in cash flow hedging reserve	-	-	827	-	-	-	827	-	827
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	(145)	48	(526)	-	(623)	-	(623)
Equity movements of joint ventures	-	-	-	-	4	-	4	-	4
Equity movements of associates	-	-	-	-	1	-	1	-	1
Income tax relating to items that may be reclassified	-	-	(1,020)	-	(7)	-	(1,027)	-	(1,027)
Other	-	(1)	-	-	-	-	(1)	8	7
Total other comprehensive income	-	(1)	1,406	(741)	(527)	-	138	8	145
Total comprehensive income / (loss) for 2016	-	(532)	1,406	(741)	(527)	-	(394)	8	(386)

Shares issued	1	-	-	-	-	-	1	-	1
Issuance and purchase of (treasury) shares	-	(295)	-	-	-	-	(295)	-	(295)
Dividends paid on common shares	(80)	(151)	-	-	-	-	(231)	-	(231)
Coupons on non-cumulative subordinated notes	-	(14)	-	-	-	-	(14)	-	(14)
Coupons on perpetual securities	-	(50)	-	-	-	-	(50)	-	(50)
Incentive plans	-	(10)	-	-	-	(16)	(26)	-	(26)
At end of period	8,308	6,780	7,878	(2,273)	755	3,784	25,232	17	25,249

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to owners of Aegon N.V.

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Condensed consolidated cash flow statement

EUR millions	YTD 2017	YTD 2016

Cash flow from operating activities	728	2,631

Purchases and disposals of intangible assets	(4)	(13)
Purchases and disposals of equipment and other assets	(36)	(28)
Purchases and disposals of businesses and subsidiaries	(1,021)	(787)
Purchases, disposals and dividends joint ventures and associates	(4)	62
Cash flow from investing activities	(1,066)	(766)

Issuance of treasury shares	2	-
Purchase of treasury shares	-	(402)
Dividends paid	(143)	(151)
Issuances, repurchases and coupons of perpetuals	(65)	(67)
Issuances, repurchases and coupons of non-cumulative subordinated notes	(19)	(19)
Issuances and repayments of borrowings	2,231	(221)
Cash flow from financing activities	2,005	(859)

Net increase / (decrease) in cash and cash equivalents	1,668	1,006
Net cash and cash equivalents at January 1	11,347	9,593
Effects of changes in foreign exchange rates	(138)	(131)
Net cash and cash equivalents at end of period	12,876	10,468

Cash and cash equivalents	12,880	10,482
Cash and cash equivalents classified as Assets held for sale	-	-
Bank overdrafts classified as other liabilities	(4)	(14)
Net cash and cash equivalents	12,876	10,468

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Notes to the condensed consolidated interim financial statements of Aegon N.V. (unaudited)

Amounts in EUR millions, unless otherwise stated

Aegon N.V., incorporated and domiciled in the Netherlands, is a public limited liability company organized under Dutch law and recorded in the Commercial Register of The Hague under number 27076669 and with its registered address at Aegonplein 50, 2591 TV, The Hague, the Netherlands. Aegon N.V. serves as the holding company for the Aegon Group and has listings of its common shares in Amsterdam and New York.

Aegon N.V. (or ‘the Company’) and its subsidiaries (‘Aegon’ or ‘the Group’) have life insurance and pensions operations in more than 20 countries in the Americas, Europe and Asia and are also active in savings and asset management operations, accident and health insurance, general insurance and to a limited extent banking operations. Headquarters are located in The Hague, the Netherlands. The Group employs over 29,000 people worldwide.

Aegon Funding Company LLC

Aegon Funding Company LLC (AFC) is an indirect wholly owned subsidiary of Aegon that was established as a financing vehicle to raise funds for the US subsidiaries of Aegon. AFC has been fully consolidated in the financial statements of Aegon under IFRS. If AFC issues debt securities, Aegon will fully and unconditionally guarantee the due and punctual payment of the principal, any premium and any interest on those debt securities when and as these payments become due and payable, whether at maturity, upon redemption or declaration of acceleration, or otherwise. The guarantees of senior debt securities will constitute an unsecured, unsubordinated obligation of Aegon and will rank equally with all other unsecured and unsubordinated obligations of Aegon. The guarantees of subordinated debt securities will constitute an unsecured obligation of Aegon and will be subordinated in right of payment to all senior indebtedness of Aegon.

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2017, have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (hereafter “IFRS”). They do not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2016 consolidated financial statements of Aegon N.V. as included in Aegon’s Annual Report on Form 20-F for 2016. Aegon’s Annual Report on Form 20-F for 2016 is available on its website (aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. Certain amounts in prior periods may have been reclassified to conform to the current year presentation. These reclassifications had no effect on net income, shareholders’ equity or earnings per share. The condensed consolidated interim financial statements as at, and for the six months ended, June 30, 2017, were approved by the Executive Board on August 9, 2017.

The condensed consolidated interim financial statements are presented in euro (EUR) and all values are rounded to the nearest million unless otherwise stated. The consequence is that the rounded amounts may not add up to the rounded total in all cases.

The published figures in these condensed consolidated interim financial statements are unaudited.

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Other than for SEC reporting purposes, Aegon prepares its condensed consolidated interim financial statements under International Financial Reporting Standards as adopted by the European Union, including the decisions Aegon made with regard to the options available under International Financial Reporting Standards as adopted by the EU (IFRS-EU). IFRS-EU differs from IFRS in respect of certain paragraphs in IAS 39 ‘Financial Instruments: Recognition and Measurement’ regarding hedge accounting for portfolio hedges of interest rate risk. Under IFRS-EU, Aegon applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU ‘carve out’ version of IAS 39. Under IFRS, hedge accounting for fair value macro hedges cannot be applied to mortgage loans and ineffectiveness arises whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket.

This information is prepared by reversing the hedge accounting impacts that are applied under the EU ‘carve out’ version of IAS 39. Financial information under IFRS accordingly does not take account of the possibility that had Aegon applied IFRS as its primary accounting framework it might have applied alternative hedge strategies where those alternative hedge strategies could have qualified for IFRS compliant hedge accounting. These decisions could have resulted in different shareholders’ equity and net income amounts compared with those indicated in this condensed consolidated interim financial statements on Form 6-K.

A reconciliation between IFRS and IFRS-EU is included in the table below:

	Shareholders’ Equity		Net income
	Jun. 30,	Dec. 31,	YTD	YTD
EUR millions	2017	2016	2017	2016
In accordance with IFRS	20,118	20,520	1,008	(531)
Adjustment of EU ‘IAS 39’ carve out	376	510	(134)	382
Tax effect of the adjustment	(85)	(117)	33	(92)
Effect of the adjustment after tax	291	393	(101)	289
In accordance with IFRS-EU	20,409	20,913	907	(242)

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2016 consolidated financial statements.

New IFRS accounting standards effective

The following standards, interpretations, amendments to standards and interpretations became effective in 2017, but have not yet been endorsed by the European Union:

•	IAS 7 Amendment Disclosure initiative;
•	IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses; and
•	Annual improvements 2014-2016 Cycle.

None of these revised standards and interpretations will significantly impact the financial position or the condensed consolidated interim financial statements.

For a complete overview of IFRS standards, published before January 1, 2017, that will be applied in future years, and were not early adopted by the Group, please refer to Aegon’s Annual Report for 2016.

Future adoption of IFRS accounting standards

The IASB has issued IFRS 17 Insurance Contracts. IFRS 17 will be mandatorily effective for annual reporting periods beginning on or after January 1, 2021. It aims to provide a more consistent accounting model for insurance contracts among entities issuing insurance contracts globally. IFRS 17, together with

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IFRS 9 Financial Instruments, will fundamentally change the accounting in IFRS financial statements of insurance companies. Aegon has started its implementation project on both standards. Aegon expects the impact of the standards to be significant.

The endorsement process of the European Union of the new standard is expected to start in 2017. A final endorsement decision is not expected to be made in 2017.

Taxes

Taxes on income for the six months interim period, ended June 30, 2017, are calculated using the tax rate that is estimated to be applicable to total annual earnings.

Judgments and critical accounting estimates

Preparing the condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions, including the likelihood, timing or amount of future transactions or events, that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from the estimates made.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimating uncertainty were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Exchange rates

Assets and liabilities are translated at the closing rates on the reporting date. Income, expenses and capital transactions (such as dividends) are translated at average exchange rates or at the prevailing rates on the transaction date, if more appropriate. The following exchange rates are applied for the condensed consolidated interim financial statements:

   Closing exchange rates

			USD	GBP
June 30, 2017	1	EUR	1.1406	0.8781
December 31, 2016	1	EUR	1.0548	0.8536

Weighted average exchange rates
			USD	GBP
Six months ended June 30, 2017	1	EUR	1.0822	0.8596
Six months ended June 30, 2016	1	EUR	1.1160	0.7784

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3.    Segment information

3.1 Income statement

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2017

Underlying earnings before tax geographically	653	254	68	36	6	23	69	(88)	1	1,022	25	1,048
Fair value items	(53)	(39)	(48)	-	-	-	-	30	-	(110)	(47)	(157)
Realized gains / (losses) on investments	29	147	6	2	-	(1)	2	-	-	187	(3)	183
Impairment charges	(11)	(12)	-	(3)	-	-	-	(2)	-	(28)	-	(28)
Impairment reversals	12	7	-	-	-	-	-	-	-	19	-	19
Other income / (charges)	226	(8)	80	-	-	-	(1)	-	-	297	-	297
Run-off businesses	41	-	-	-	-	-	-	-	-	41	-	41
Income / (loss) before tax	897	348	107	36	6	22	71	(60)	1	1,427	(25)	1,402
Income tax (expense) / benefit	(257)	(78)	(44)	(5)	(4)	(26)	(22)	15	-	(420)	25	(394)
Net income / (loss)	641	271	63	31	2	(4)	49	(45)	1	1,008	-	1,008
Inter-segment underlying earnings	(36)	(59)	(47)	(6)	(1)	(2)	114	37

Revenues
Life insurance gross premiums	3,832	1,052	4,474	203	105	552	-	4	(5)	10,217	(327)	9,890
Accident and health insurance	1,122	140	16	1	83	55	-	-	-	1,417	(15)	1,402
General insurance	-	77	-	110	49	-	-	1	(1)	237	(49)	187
Total gross premiums	4,954	1,270	4,490	314	237	607	-	4	(5)	11,871	(392)	11,479
Investment income	1,810	1,117	796	24	18	125	2	156	(154)	3,893	(28)	3,866
Fee and commission income	802	175	122	20	7	30	300	-	(118)	1,336	(84)	1,252
Other revenues	2	-	-	-	3	-	-	2	-	8	(2)	5
Total revenues	7,567	2,561	5,409	357	266	762	301	162	(277)	17,108	(506)	16,602
Inter-segment revenues	-	-	-	-	-	2	118	157

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holding and other activities	Eliminations	Segment total	Joint ventures and associates eliminations	Consolidated
Six months ended June 30, 2016

Underlying earnings before tax geographically	554	267	30	29	3	1	82	(72)	2	897	10	907
Fair value items	(327)	(671)	28	-	-	(5)	-	(123)	-	(1,098)	(22)	(1,119)
Realized gains / (losses) on investments	37	111	132	(1)	(2)	5	1	-	-	283	(3)	280
Impairment charges	(57)	(14)	-	2	-	(1)	-	(7)	1	(76)	-	(76)
Impairment reversals	10	8	-	-	-	-	-	-	(1)	17	-	17
Other income / (charges)	35	(20)	(680)	-	-	-	-	4	-	(662)	-	(662)
Run-off businesses	47	-	-	-	-	-	-	-	-	47	-	47
Income / (loss) before tax	298	(319)	(490)	30	2	1	82	(198)	2	(592)	(14)	(606)
Income tax (expense) / benefit	(33)	82	8	(5)	(4)	(10)	(26)	48	-	61	14	75
Net income / (loss)	266	(237)	(482)	25	(2)	(9)	56	(150)	2	(531)	-	(531)
Inter-segment underlying earnings	(95)	(50)	(47)	(8)	-	37	119	43

Revenues
Life insurance gross premiums	3,568	1,217	4,531	198	96	576	-	2	(42)	10,146	(273)	9,874
Accident and health insurance	1,100	151	19	1	72	56	-	7	(3)	1,403	(13)	1,390
General insurance	-	184	-	90	48	-	-	-	-	321	(48)	273
Total gross premiums	4,668	1,551	4,550	288	216	632	-	9	(44)	11,871	(333)	11,538
Investment income	1,816	1,074	985	22	20	112	2	205	(203)	4,033	(25)	4,008
Fee and commission income	824	175	45	18	7	29	323	-	(123)	1,297	(98)	1,199
Other revenues	2	-	-	-	1	1	-	1	-	5	(1)	4
Total revenues	7,310	2,800	5,581	328	243	775	325	215	(370)	17,206	(457)	16,749
Inter-segment revenues	-	1	-	-	-	39	124	207

3.2 Performance measure

Aegon’s segment information is prepared by consolidating on a proportionate basis Aegon’s joint ventures and associated companies.

Performance measure

A non-IFRS performance measure of reporting segments utilized by the Company is underlying earnings before tax. Underlying earnings before tax reflects Aegon’s profit from underlying business operations and excludes components that relate to accounting mismatches that are dependent on market volatility, updates to best estimate actuarial and economic assumptions and model updates or events that are considered outside the normal course of business. Note that, as disclosed in the 2016 Annual Report on Form 20-F, Aegon changed the measurement of underlying earnings before tax to exclude the impact of actuarial assumption updates. In addition, updates to economic assumptions previously recorded in fair value items, are recorded in Other income / (charges). These changes resulted in a shift of EUR 20 million (negative) in The Netherlands from Fair value items to Other income/charges in the 2Q 2016 numbers.

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Aegon believes that its non-IFRS performance measure, underlying earnings before tax, provides meaningful supplemental information about the underlying results of Aegon’s business, including insight into the financial measures that Aegon’s senior management uses in managing the business. Among other things, Aegon’s senior management is compensated based in part on Aegon’s results against targets using underlying earnings before tax. While many other insurers in Aegon’s peer group present substantially similar performance measures, the performance measures presented in this document may nevertheless differ from the performance measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards.

The reconciliation from underlying earnings before tax to income before tax, being the most comparable IFRS measure, is presented in the tables in this note.

The items that are excluded from underlying earnings before tax as described further below are: fair value items, realized gain or losses on investments, impairment charges/reversals, other income or charges, run-off businesses and share in earnings of joint ventures and associates.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings before tax.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

Certain assets held by Aegon are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate (limited partnerships), convertible bonds and structured products. Underlying earnings before tax exclude any over- or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by Aegon Americas contain guarantees and are reported on a fair value basis and the total return annuities and guarantees on variable annuities. The earnings on these products are impacted by movements in equity markets and risk-free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings before tax is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return.

The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of Aegon the Netherlands, VA Europe (included in United Kingdom) and Japan are excluded from underlying earnings before tax, and the long-term expected return for these guarantees is set at zero. In addition, fair value items include market related results on our loyalty bonus reserves in the United Kingdom. The value of these reserves are directly related to policyholder investments which value is directly impacted by movements in equity and bond markets.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss (FVTPL). The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in Aegon’s credit spread used in the valuation of these bonds are excluded from underlying earnings before tax and reported under fair value items.

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Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and other loan portfolios.

Impairment charges/reversals

Impairment charges include impairments on available-for-sale debt securities, shares including the effect of deferred policyholder acquisition costs, mortgage loans and other loan portfolios at amortized cost, joint ventures and associates. Impairment reversals include reversals on available-for-sale debt securities.

Other income or charges

Other income or charges includes: a) items which cannot be directly allocated to a specific line of business; b) the impact of actuarial and economic assumption and model updates used to support calculations of our liabilities for insurance and investment contracts sold to policyholders and related assets; and c) items that are outside the normal course of business, including restructuring charges. In the condensed consolidated interim financial statements, these restructuring charges are included in operating expenses. Actuarial assumption and model updates are recorded in Claims and Benefits in the IFRS income statement.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run-off the existing block of business. Currently, this line includes results related to the run-off of the institutional spread-based business, structured settlements blocks of business, bank-owned and corporate-owned life insurance (BOLI/COLI) business (until April 1, 2017, please refer to note 26 Acquisitions/ divestments for more information on the divestment of this business), and the sale of the life reinsurance business in the United States. Aegon has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings before tax.

Share in earnings of joint ventures and associates

Earnings from Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom, Mexico and France are reported on an underlying earnings before tax basis.

Unaudited	Page 13

3.3 Investments

Amounts included in the tables on investments are presented on an IFRS basis.

June 30, 2017	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	708	629	106	54	5	1	2	62	-	1,567
Debt securities	57,680	21,338	1,984	671	660	5,095	-	-	-	87,429
Loans	8,955	29,101	-	292	50	6	-	-	-	38,404
Other financial assets	10,114	321	131	7	5	-	144	21	-	10,742
Investments in real estate	677	1,331	-	3	15	-	-	-	-	2,026
Investments general account	78,134	52,720	2,221	1,028	734	5,102	146	83	-	140,168
Shares	-	9,408	15,199	294	14	-	-	-	(5)	24,910
Debt securities	3,399	13,950	9,849	236	9	-	-	-	-	27,444
Unconsolidated investment funds	100,148	-	37,191	880	70	-	-	-	-	138,290
Other financial assets	664	2,634	3,659	7	1	-	-	-	-	6,965
Investments in real estate	-	-	669	-	-	-	-	-	-	669
Investments for account of policyholders	104,212	25,992	66,567	1,418	94	-	-	-	(5)	198,278

Investments on balance sheet	182,346	78,712	68,789	2,446	828	5,102	146	83	(5)	338,446
Off balance sheet investments third parties	233,375	997	108,455	3,502	531	2,733	129,530	-	(1,031)	478,093
Total revenue generating investments	415,722	79,709	177,243	5,948	1,360	7,835	129,676	83	(1,037)	816,539
Investments
Available-for-sale	63,318	20,784	2,115	717	669	5,074	142	21	-	92,842
Loans	8,955	29,101	-	292	50	6	-	-	-	38,404
Financial assets at fair value through profit or loss	109,396	27,496	66,004	1,433	94	22	4	62	(5)	204,506
Investments in real estate	677	1,331	669	3	15	-	-	-	-	2,694
Total investments on balance sheet	182,346	78,712	68,789	2,446	828	5,102	146	83	(5)	338,446

Investments in joint ventures	6	931	-	-	493	128	109	-	-	1,666
Investments in associates	92	33	8	2	-	19	119	(1)	-	272
Other assets	36,595	16,533	6,053	296	222	2,583	285	29,608	(28,311)	63,864
Consolidated total assets	219,039	96,209	74,849	2,744	1,543	7,832	659	29,690	(28,316)	404,249

December 31, 2016	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Asset Management	Holdings and other activities	Eliminations	EUR millions Total EUR
Investments
Shares	793	334	84	35	4	-	2	62	-	1,314
Debt securities	70,766	23,741	2,036	633	683	5,310	-	-	-	103,169
Loans	10,820	28,117	-	303	45	18	-	-	-	39,303
Other financial assets	9,924	358	115	10	-	-	88	23	-	10,519
Investments in real estate	743	1,238	-	3	15	-	-	-	-	1,999
Investments general account	93,046	53,788	2,236	983	747	5,328	90	85	-	156,303
Shares	-	9,689	15,503	295	13	-	-	-	(7)	25,492
Debt securities	4,779	15,434	9,847	235	10	-	-	-	-	30,305
Unconsolidated investment funds	102,534	-	36,600	879	64	-	-	-	-	140,077
Other financial assets	27	2,862	4,150	9	1	-	-	-	-	7,049
Investments in real estate	-	-	686	-	-	-	-	-	-	686
Investments for account of policyholders	107,341	27,985	66,786	1,418	88	-	-	-	(7)	203,610

Investments on balance sheet	200,387	81,774	69,021	2,401	834	5,328	90	85	(7)	359,914
Off balance sheet investments third parties	240,072	952	5,333	3,154	507	2,734	130,889	-	(864)	382,776
Total revenue generating investments	440,458	82,725	74,354	5,556	1,342	8,061	130,979	85	(871)	742,690
Investments
Available-for-sale	77,918	23,044	2,152	660	687	5,289	87	23	-	109,860
Loans	10,820	28,117	-	303	45	18	-	-	-	39,303
Financial assets at fair value through profit or loss	110,906	29,374	66,183	1,436	88	21	4	62	(7)	208,066
Investments in real estate	743	1,238	686	3	15	-	-	-	-	2,685
Total investments on balance sheet	200,387	81,774	69,021	2,401	834	5,328	90	85	(7)	359,914

Investments in joint ventures	7	877	-	-	495	134	99	-	-	1,614
Investments in associates	95	21	8	2	-	21	125	(1)	-	270
Other assets	31,003	15,260	12,718	293	170	3,122	293	30,715	(29,946)	63,627
Consolidated total assets	231,493	97,931	81,747	2,696	1,500	8,604	607	30,800	(29,952)	425,425

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4. Premium income and premiums paid to reinsurers

EUR millions	YTD 2017	YTD 2016

Premium income
Life insurance	9,890	9,874
Non-life insurance	1,590	1,664
Total premium income	11,479	11,538
Accident and health insurance15	1,402	1,390
General insurance	187	273
Non-life Insurance premium income	1,590	1,664

Premiums paid to reinsurers [1]
Life insurance	1,813	1,403
Non-life insurance	120	131
Total premiums paid to reinsurers	1,933	1,534
Accident and health insurance	114	124
General insurance	6	7
Non-life Insurance paid to reinsurers	120	131

  1 Premiums paid to reinsurers are recorded within Benefits and expenses in the income statement - refer to note 9 - Benefits and expenses.

Premium income Life includes EUR 2,193 million for YTD 2017 (YTD 2016 EUR 2,118 million) of premiums related to insurance policies upgraded to the retirement platform in the UK.

5. Investment income

EUR millions	YTD 2017	YTD 2016

Interest income	3,148	3,269
Dividend income	650	675
Rental income	68	64
Total investment income	3,866	4,008

Investment income related to general account	2,828	2,867
Investment income for account of policyholders	1,037	1,141
Total	3,866	4,008

6. Income from reinsurance ceded

The income from reinsurance ceded increased by EUR 1.1 billion in the first half of 2017 compared to the first half of 2016. This is mainly the result of the new reinsurance transaction related to the pay out annuity business and BOLI/COLI. Due to the transaction the liabilities for insurance contracts increased by EUR 0.9 billion resulting from loss recognition and then were ceded to a reinsurance company. The loss recognition is reflected in the benefits and expenses line (within claims and benefits) and is offset by an equal increase in the income from reinsurance ceded. As a result there is a nil net impact in the income statement. For more details on the divestment of these businesses refer to note 26 Acquisitions / divestments.

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7. Results from financial transactions

EUR millions	YTD 2017	YTD 2016

Net fair value change of general account financial investments at FVTPL other than derivatives	84	(65)
Realized gains /(losses) on financial investments	220	281
Gains /(losses) on investments in real estate	50	26
Net fair value change of derivatives	(1,163)	(215)
Net fair value change on for account of policyholder financial assets at FVTPL	10,267	6,462
Net fair value change on investments in real estate for account of policyholders	15	(25)
Net foreign currency gains /(losses)	(7)	24
Net fair value change on borrowings and other financial liabilities	-	(3)
Realized gains /(losses) on repurchased debt	(1)	1
Total	9,465	6,485

The increase of the net fair value change on for account of policyholder financial assets at FVTPL in the first half of 2017 compared to the first half of 2016 is mainly driven by equity markets and interest rate movements. Net fair value change on for accounts of policyholder financial assets at FVTPL is offset by amounts in the Claims and benefits line reported in note 9 - Benefits and expenses.

8. Other income

Other income of EUR 327 million in the first half of 2017 mainly related to a book gain of EUR 231 million (USD 250 million) related to the divestment of the payout annuity business and the Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the US. For more details on the divestment of these businesses refer to note 26 Acquisitions/divestments. Furthermore, a release of an expense reserve of EUR 82 million (GBP 71 million) was recorded that was embedded in the liabilities for insurance contracts following the completion of the Part VII transfer to Rothesay Life. For more details on the completion of the Part VII transfer to Rothesay Life refer to note 24 Assets and Liabilities held for sale and note 26 Acquisitions/divestments.

9. Benefits and expenses

EUR millions	YTD 2017	YTD 2016

Claims and benefits	25,845	23,088
Employee expenses	1,159	1,155
Administration expenses	719	631
Deferred expenses	(521)	(634)
Amortization charges	395	484
Total	27,596	24,724

The following table provides an analysis of “claims and benefits”:

EUR millions	YTD 2017	YTD 2016

Benefits and claims paid life	11,723	10,124
Benefits and claims paid non-life	1,000	1,068
Change in valuation of liabilities for insurance contracts	10,798	8,449
Change in valuation of liabilities for investment contracts	(976)	394
Other	(23)	(15)
Policyholder claims and benefits	22,523	20,020
Premium paid to reinsurers	1,933	1,534
Profit sharing and rebates	12	11
Commissions	1,377	1,524
Total	25,845	23,088

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The lines “change in valuation of liabilities for insurance contracts” and “change in valuation of liabilities for investment contracts” reflect changes in technical provisions resulting from net fair value changes on for account of policyholder financial assets at fair value through P&L included in Results from financial transactions (note 7) of EUR 10,267 million (YTD 2016: EUR 6,462 million). In addition, the line “change in valuation of liabilities for insurance contracts” includes a decrease of technical provisions for life insurance contracts of EUR 355 million (YTD 2016: increase of EUR 3,026 million).

10. Impairment charges/(reversals)

EUR millions	YTD 2017	YTD 2016

Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables	28	79
Impairment reversals on financial assets, excluding receivables	(19)	(17)
Impairment charges / (reversals) on non-financial assets and receivables	1	(2)
Total	10	60

Impairment charges on financial assets, excluding receivables, from:
Shares	-	1
Debt securities and money market instruments	11	39
Loans	14	13
Other	-	19
Investments in associates	2	7
Total	28	79

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(11)	(8)
Loans	(7)	(9)
Other	(1)	-
Total	(19)	(17)

11. Investments

EUR millions	June 30, 2017	Dec. 31, 2016

Available-for-sale (AFS)	92,842	109,860
Loans	38,404	39,303
Financial assets at fair value through profit or loss (FVTPL)	6,896	5,142
Financial assets, for general account, excluding derivatives	138,142	154,305
Investments in real estate	2,026	1,999
Total investments for general account, excluding derivatives	140,168	156,303

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Financial assets, for general account, excluding derivatives
EUR millions	AFS	FVTPL	Loans	Total

Shares	975	592	-	1,567
Debt securities	83,578	3,851	-	87,429
Money market and other short-term investments	7,156	313	-	7,470
Mortgages loans	-	-	32,882	32,882
Private loans	-	-	3,285	3,285
Deposits with financial institutions	-	-	134	134
Policy loans	-	-	2,006	2,006
Other	1,133	2,140	97	3,370
June 30, 2017	92,842	6,896	38,404	138,142

	AFS	FVTPL	Loans	Total

Shares	824	490	-	1,314
Debt securities	101,054	2,115	-	103,169
Money market and other short-term investments	6,776	317	-	7,093
Mortgages loans	-	-	33,696	33,696
Private loans	-	-	3,166	3,166
Deposits with financial institutions	-	-	129	129
Policy loans	-	-	2,207	2,207
Other	1,206	2,219	104	3,529
December 31, 2016	109,860	5,142	39,303	154,304

The decrease of EUR 16.3 billion in financial assets, for general account, excluding derivatives compared to December 31, 2016 is mainly driven by the disposal of debt securities related to the divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas next to currency translation adjustments.

12. Investments for account of policyholders

EUR millions	June 30, 2017	Dec 31, 2016

Shares	24,910	25,492
Debt securities	27,444	30,305
Money market and short-term investments	1,882	1,231
Deposits with financial institutions	2,386	2,951
Unconsolidated investment funds	138,290	140,077
Other	2,697	2,868
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	197,609	202,924
Investment in real estate	669	686

Total investments for account of policyholders	198,278	203,610

13. Reinsurance assets

Reinsurance assets increased by EUR 8.7 billion compared to December 31, 2016 mainly due to the divestment of the payout annuity business and the Bank Owned Life Insurance/ Corporate Owned Life Insurance business (BOLI/COLI) in the US. For more details on the divestment of these businesses refer to note 26 Acquisitions/divestments.

14. Derivatives

The movements in fair value of derivatives on both the asset and liability side of the condensed consolidated statement of financial position mainly result from changes in interest rates and other market movements during the period, as well as purchases, disposals and maturities. The disposal of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas contributed to the decrease of derivative assets with EUR 259 million compared to December 31, 2016.

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15. Fair value

The following tables provide an analysis of financial instruments recorded at fair value on a recurring basis by level of the fair value hierarchy:

Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at June 30, 2017

Financial assets carried at fair value
Available-for-sale investments
Shares	165	286	524	975
Debt securities	26,808	55,219	1,551	83,578
Money markets and other short-term instruments	-	7,156	-	7,156
Other investments at fair value	-	399	734	1,133
Total Available-for-sale investments	26,972	63,061	2,809	92,842

Fair value through profit or loss
Shares	332	121	139	592
Debt securities	1,822	2,024	5	3,851
Money markets and other short-term instruments	-	313	-	313
Other investments at fair value	2	882	1,256	2,140
Investments for account of policyholders [1]	118,098	77,747	1,765	197,609
Derivatives	56	6,988	103	7,148
Total Fair value through profit or loss	120,310	88,075	3,268	211,653
Total financial assets at fair value	147,282	151,136	6,077	304,495

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	41,042	185	41,228
Borrowings [3]	-	570	-	570
Derivatives	33	6,170	2,092	8,294
Total financial liabilities at fair value	33	47,782	2,277	50,092

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Fair value hierarchy

EUR millions	Level I	Level II	Level III	Total

As at December 31, 2016

Financial assets carried at fair value
Available-for-sale investments
Shares	119	312	393	824
Debt securities	29,386	69,702	1,966	101,054
Money markets and other short-term instruments	-	6,776	-	6,776
Other investments at fair value	-	453	754	1,206
Total Available-for-sale investments	29,504	77,243	3,112	109,860

Fair value through profit or loss
Shares	288	152	50	490
Debt securities	27	2,082	6	2,115
Money markets and other short-term instruments	-	317	-	317
Other investments at fair value	1	961	1,257	2,219
Investments for account of policyholders [1]	125,997	75,202	1,726	202,924
Derivatives	41	8,169	108	8,318
Total Fair value through profit or loss	126,355	86,883	3,146	216,384
Total financial assets at fair value	155,860	164,126	6,259	326,244

Financial liabilities carried at fair value
Investment contracts for account of policyholders [2]	-	42,627	176	42,803
Borrowings [3]	-	610	-	610
Derivatives	64	6,347	2,467	8,878
Total financial liabilities at fair value	64	49,584	2,643	52,290
[1]	The investments for account of policyholders included in the table above represents only those investments carried at fair value through profit or loss.
[2]	The investment contracts for account of policyholders included in the table above represents only those investment contracts carried at fair value.
[3]	Total borrowings on the statement of financial position contain borrowings carried at amortized cost that are not included in the above schedule.

Significant transfers between Level I, Level II and Level III

Aegon’s policy is to record transfers of assets and liabilities between Level I, Level II and Level III at their fair values as of the beginning of each reporting period.

The table below shows transfers between Level I and II for financial assets and financial liabilities recorded at fair value on a recurring basis during the six-month period ended June 30, 2017.

Fair value transfers
EUR millions	YTD 2017		Full Year 2016
	Transfers Level I to Level II	Transfers Level II to Level I	Transfers Level I to Level II	Transfers Level II to Level I
Financial assets carried at fair value
Available-for-sale investments
Debt securities	-	-	5	69
Total	-	-	5	69

Fair value through profit or loss
Investments for account of policyholders	-	8	3	(1)
Total	-	8	3	(1)
Total financial assets at fair value	-	9	8	68

Transfers are identified based on transaction volume and frequency, which are indicative of an active market.

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Movements in Level III financial instruments measured at fair value

The following table summarizes the change of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable inputs (‘Level III’), including realized and unrealized gains (losses) of all assets and liabilities and unrealized gains (losses) of all assets and liabilities still held at the end of the respective period.

Roll forward of Level III financial instruments
EUR millions	January 1, 2017	Total gains / losses in income statement [1]	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	June 30, 2017	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	393	46	(37)	247	(68)	(35)	(21)	-	-	-	524	-
Debt securities	1,966	34	(11)	290	(154)	(416)	(112)	-	70	(117)	1,551	-
Other investments at fair value	754	(62)	-	124	(23)	(3)	(59)	-	1	-	734	-
	3,112	18	(48)	661	(245)	(454)	(191)	-	71	(117)	2,809	-
Fair value through profit or loss
Shares	50	(9)	-	98	-	-	-	-	-	-	139	(9)
Debt securities	6	-	-	-	-	-	-	-	-	-	5	-
Other investments at fair value	1,257	23	-	170	(144)	-	(99)	-	157	(107)	1,256	20
Investments for account of policyholders	1,726	1	-	308	(213)	-	(18)	-	-	(39)	1,765	12
Derivatives	108	23	-	-	1	-	(3)	(26)	-	-	103	21
	3,146	37	-	576	(356)	-	(121)	(26)	158	(146)	3,268	45
Financial liabilities carried at fair value
Investment contracts for account of policyholders	176	(5)	-	32	(9)	-	(7)	-	-	(1)	185	(3)
Derivatives	2,467	(680)	-	-	355	-	(50)	-	-	-	2,092	(714)
	2,643	(686)	-	32	346	-	(57)	-	-	(1)	2,277	(717)

EUR millions	January 1, 2016	Total gains / losses in income statement 1	Total gains / losses in OCI [2]	Purchases	Sales	Settlements	Net exchange differences	Reclassification	Transfers from Level I and Level II	Transfers to Level I and Level II	December 31, 2016	Total unrealized gains and losses for the period recorded in the P&L for instruments held at December 31, 2016 ³
Financial assets carried at fair value available-for-sale investments
Shares	293	27	(7)	161	(92)	(1)	11	-	-	-	393	-
Debt securities	4,144	1	92	443	(262)	(287)	39	-	651	(2,854)	1,966	-
Other investments at fair value	928	(177)	20	240	(133)	(141)	18	-	-	(1)	754	-
	5,365	(150)	105	845	(487)	(429)	68	-	651	(2,856)	3,112	-
Fair value through profit or loss
Shares	-	3	-	48	-	-	-	-	-	-	50	3
Debt securities	6	(1)	-	-	-	-	-	-	-	-	6	-
Other investments at fair value	1,265	(44)	-	178	(277)	-	35	-	419	(321)	1,257	(42)
Investments for account of policyholders	1,745	22	-	469	(395)	-	(35)	-	8	(88)	1,726	23
Derivatives	222	(285)	-	75	108	-	(12)	-	-	-	108	(287)
	3,239	(305)	-	770	(564)	-	(11)	-	427	(409)	3,146	(303)
Financial liabilities carried at fair value
Investment contracts for account of policyholders	156	(14)	-	45	(12)	-	2	-	-	(2)	176	1
Derivatives	2,104	542	-	-	(207)	-	28	-	-	-	2,467	562
	2,260	528	-	45	(219)	-	31	-	-	(2)	2,643	563

1 Includes impairments and movements related to fair value hedges. Gains and losses are recorded in the line item results from financial transactions of the income statement.

2 Total gains and losses are recorded in line items Gains/ (losses) on revaluation of available-for-sale investments and (Gains)/ losses transferred to the income statement on disposal and impairment of available-for-sale investment of the statement of other comprehensive income.

3 Total gains / (losses) for the period during which the financial instrument was in Level III.

During the first six months of 2017, Aegon transferred certain financial instruments from Level I and II to Level III of the fair value hierarchy. The reason for the change in level was that the market liquidity for these securities decreased, which led to a change in market observability of prices. Prior to transfer, the fair value for the Level II securities was determined using observable market transactions or corroborated broker quotes respectively for the same or similar instruments. The amount of assets and liabilities transferred to Level III was EUR 229 million (full year 2016: EUR 1,077 million). Since the transfer, all such assets have been valued using valuation models incorporating significant non market-observable inputs or uncorroborated broker quotes.

Similarly, during the first six months of 2017, Aegon transferred EUR 264 million (full year 2016: EUR 3,266 million) of financial instruments from Level III to other levels of the fair value hierarchy. The change in level was mainly the result of a return of activity in the market for these securities and that for these securities the fair value could be determined using observable market transactions or corroborated broker quotes for the same or similar instruments.

The following table presents information about the significant unobservable inputs used for recurring fair value measurements for certain Level III financial instruments.

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Overview of significant unobservable inputs
EUR millions	Carrying amount June 30, 2017	Valuation technique [1]		Significant unobservable input [2]	Range (weighted average)
Financial assets carried at fair value available-for-sale investments
Shares	243	Net asset value	[4]	n.a.	n.a.
	282	Other		n.a.	n.a.
	524

Debt securities

	1,112	Broker quote		n.a.	n.a.
	117	Discounted cash flow		Credit spread	0.90% - 3.09% (1.39%)
	321	Other		n.a.	n.a.
	1,551

Other investments at fair value
Tax credit investments	669	Discounted cash flow		Discount rate	5.5%
Investment funds	34	Net asset value	[4]	n.a.	n.a.
Other	31	Other		n.a.	n.a.
June 30, 2017	734

Fair value through profit or loss
Shares	139	Other		n.a.	n.a.
Debt securities	5	Other		n.a.	n.a.
	144

Other investments at fair value
Investment funds	1,251	Net asset value	[4]	n.a.	n.a.
Other	6	Other		n.a.	n.a.
	1,256

Derivatives

Longevity swap	5	Discounted cash flow		Mortality	n.a.
Longevity swap	41	Discounted cash flow		Risk free rate	0.48% - 2.27% (2.11%)
Other	54	Other		n.a.	n.a.
June 30, 2017	101
Total financial assets at fair value [3]	4,310

Financial liabilities carried at fair value
Derivatives
Embedded derivatives in insurance contracts	2,080	Discounted cash flow		Own Credit spread	0.30% - 0.35% (0.31%)
Other	11	Other		n.a.	n.a.
Total financial liabilities at fair value	2,092

[1]	Other in the table above (column Valuation technique) includes investments for which the fair value is uncorroborated and no broker quote is received.
[2]	Not applicable (n.a.) has been included when no significant unobservable assumption has been identified.
[3]	Investments for account of policyholders are excluded from the table above and from the disclosure regarding reasonably possible alternative assumptions. Policyholder assets, and their returns, belong to policyholders and do not impact Aegon’s net income or equity. The effect on total assets is offset by the effect on total liabilities. Derivatives exclude derivatives for account of policyholders amounting to EUR 2 million.
[4]	Net asset value is considered the best approximation to the fair value of these financial instruments.

The description of Aegon’s methods of determining fair value is included in Aegon’s Annual Report on Form 20-F 2016. For reference purposes, the valuation techniques included in the table above are described in more detail on the following pages.

Shares

When available, Aegon uses quoted market prices in active markets to determine the fair value of its investments in shares. Fair values for unquoted shares are estimated using observations of the price/earnings or price/cash flow ratios of quoted companies considered comparable to the companies being valued. Valuations are adjusted to account for company-specific issues and the lack of liquidity inherent in an unquoted investment. Adjustments for illiquidity are generally based on available market evidence. In addition, a variety of other factors are reviewed by management, including, but not limited to, current operating performance, changes in market outlook and the third-party financing environment.

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Available-for-sale shares include shares in a Federal Home Loan Bank (FHLB) for an amount of EUR 218 million (December 31, 2016: EUR 237 million) that are measured at par, which are reported as part of Other in the column Valuation technique. A FHLB has implicit financial support from the United States government. The redemption value of the shares is fixed at par and they can only be redeemed by the FHLB.

Debt securities

Aegon’s portfolio of debt securities can be subdivided in Residential mortgage-backed securities (RMBS), Commercial mortgage-backed securities (CMBS), Asset-backed securities (ABS), Corporate bonds and Government debt. Below relevant details in the valuation methodology for these specific types of debt securities are described.

Valuations of RMBS, CMBS and ABS are monitored and reviewed on a monthly basis. Valuations per asset type are based on a pricing hierarchy which uses a waterfall approach that starts with market prices from indices and follows with third-party pricing services or brokers. The pricing hierarchy is dependent on the possibilities of corroboration of the market prices. If no market prices are available, Aegon uses internal models to determine fair value. Significant inputs included in the internal models are generally determined based on relative value analyses, which incorporate comparisons to instruments with similar collateral and risk profiles. Market standard models may be used to model the specific collateral composition and cash flow structure of each transaction.

Valuations of corporate bonds are monitored and reviewed on a monthly basis. The pricing hierarchy is dependent on the possibility of corroboration of market prices when available. If no market prices are available, valuations are determined by a discounted cash flow methodology using an internally calculated yield. The yield is comprised of a credit spread over a given benchmark. In all cases, the benchmark is an observable input. The credit spread contains both observable and unobservable inputs. Aegon starts by taking an observable credit spread from a similar bond of the given issuer, and then adjusts this spread based on unobservable inputs. These unobservable inputs may include subordination, liquidity and maturity differences. The weighted average credit spread used in valuation of corporate bonds has decreased to 1.4% (December 31, 2016: 3.1%).

If available, Aegon uses quoted market prices in active markets to determine the fair value of its Government debt investments. If Aegon cannot make use of quoted market prices, market prices from indices or quotes from third-party pricing services or brokers are used.

Tax credit investments

The fair value of tax credit investments is determined by using a discounted cash flow valuation technique. This valuation technique takes into consideration projections of future capital contributions and distributions, as well as future tax credits and the tax benefits of future operating losses. The present value of these cash flows is calculated by applying a discount rate. In general, the discount rate is determined based on the cash outflows for the investments and the cash inflows from the tax credits/tax benefits (and the timing of those cash flows). These inputs are unobservable in the market place. The discount rate used in valuation of tax credit investments has decreased to 5.5% (December 31, 2016: 5.6%).

Investment funds

Investment funds include real estate funds, private equity funds and hedge funds. The fair values of investments held in non-quoted investment funds are determined by management after taking into consideration information provided by the fund managers. Aegon reviews the valuations each month and performs analytical procedures and trending analyses to ensure the fair values are appropriate.

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Derivatives

Where quoted market prices are not available, other valuation techniques, such as option pricing or stochastic modeling, are applied. The valuation techniques incorporate all factors that a typical market participant would consider and are based on observable market data when available. Models are validated before they are used and calibrated to ensure that outputs reflect actual experience and comparable market prices.

Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices in active markets. Fair values for over-the-counter (“OTC”) derivatives represent amounts estimated to be received from or paid to a third party in settlement of these instruments. These derivatives are valued using pricing models based on the net present value of estimated future cash flows, directly observed prices from exchange-traded derivatives, other OTC trades, or external pricing services. Most valuations are derived from swap and volatility matrices, which are constructed for applicable indices and currencies using current market data from many industry standard sources. Option pricing is based on industry standard valuation models and current market levels, where applicable. The pricing of complex or illiquid instruments is based on internal models or an independent third party. For long-dated illiquid contracts, extrapolation methods are applied to observed market data in order to estimate inputs and assumptions that are not directly observable. To value OTC derivatives, management uses observed market information, other trades in the market and dealer prices.

Some OTC derivatives are so-called longevity derivatives. The payout of longevity derivatives is linked to publicly available mortality tables. The derivatives are measured using the present value of the best estimate of expected payouts of the derivative plus a risk margin. The best estimate of expected payouts is determined using best estimate of mortality developments. Aegon determined the risk margin by stressing the best estimate mortality developments to quantify the risk and applying a cost-of-capital methodology. The most significant unobservable input for these derivatives is the (projected) mortality development.

Aegon normally mitigates counterparty credit risk in derivative contracts by entering into collateral agreements where practical and in ISDA (International Swaps and Derivatives Association) master netting agreements for each of the Group’s legal entities to facilitate Aegon’s right to offset credit risk exposure. Changes in the fair value of derivatives attributable to changes in counterparty credit risk were not significant.

Embedded derivatives in insurance contracts including guarantees

All bifurcated guarantees for minimum benefits in insurance and investment contracts are carried at fair value. These guarantees include guaranteed minimum withdrawal benefits (GMWB) in the United States, United Kingdom and Japan which are offered on some variable annuity products and are also assumed from a ceding company; minimum investment return guarantees on insurance products offered in the Netherlands, including group pension and traditional products; variable annuities sold in Europe and Japan.

Since the price of these guarantees is not quoted in any market, the fair values of these guarantees are based on discounted cash flows calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. Given the complexity and long-term nature of these guarantees which are unlike instruments available in financial markets, their fair values are determined by using stochastic models under a variety of market return scenarios. A variety of factors are considered including credit spread, expected market rates of return, equity and interest rate volatility, correlations of market returns, discount rates and actuarial assumptions. The most significant unobservable factor is discount rate. The credit spread used in the valuations of embedded derivatives in insurance contracts has decreased to 0.3% (December 31, 2016: 0.4%).

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The expected returns are based on risk-free rates. Aegon added a premium to reflect the credit spread as required. The credit spread is set by using the credit default swap (CDS) spreads of a reference portfolio of life insurance companies (including Aegon), adjusted to reflect the subordination of senior debt holders at the holding company level to the position of policyholders at the operating company level (who have priority in payments to other creditors). Aegon’s assumptions are set by region to reflect differences in the valuation of the guarantee embedded in the insurance contracts.

Since many of the assumptions are unobservable and are considered to be significant inputs to the liability valuation, the liability included in future policy benefits has been reflected within Level III of the fair value hierarchy.

Effect of reasonably possible alternative assumptions

The effect of changes in unobservable inputs on fair value measurement were not significantly different than those that were applied to the consolidated financial statements as at and for the year ended December 31, 2016.

Fair value information about financial instruments not measured at fair value

The following table presents the carrying values and estimated fair values of financial assets and liabilities, excluding financial instruments which are carried at fair value on a recurring basis.

Fair value information about financial instruments not measured at fair value
EUR millions	Carrying amount June 30, 2017	Total estimated fair value June 30, 2017	Carrying amount December 31, 2016	Total estimated fair value December 31, 2016
Assets
Mortgage loans - held at amortized cost	32,882	37,366	33,696	38,499
Private loans - held at amortized cost	3,285	3,636	3,166	3,569
Other loans - held at amortized cost	2,237	2,237	2,441	2,441

Liabilities
Subordinated borrowings - held at amortized cost	765	883	767	844
Trust pass-through securities - held at amortized cost	143	137	156	141
Borrowings - held at amortized cost	14,297	14,663	12,543	12,935
Investment contracts - held at amortized cost	17,261	17,622	19,217	19,748

Financial instruments for which carrying value approximates fair value

Certain financial instruments that are not carried at fair value are carried at amounts that approximate fair value, due to their short-term nature and generally negligible credit risk. These instruments include cash and cash equivalents, short-term receivables and accrued interest receivable, short-term liabilities, and accrued liabilities. These instruments are not included in the table above.

16. Deferred expenses

EUR millions	June 30, 2017	Dec. 31, 2016

Deferred policy acquisition costs (DPAC) for insurance contracts and investment contracts with discretionary participation features	10,060	10,882
Deferred cost of reinsurance	50	60
Deferred transaction costs for investment management services	456	481
Total deferred expenses	10,565	11,423

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The divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas resulted in a write off regarding deferred policy acquisition costs of EUR 205 million. In addition, deferred policy acquisition costs are predominantly impacted by unfavorable currency translation adjustments.

17. Intangible assets

EUR millions	June 30, 2017	Dec. 31, 2016
Goodwill	332	294
VOBA	1,213	1,399
Future servicing rights	57	64
Software	47	50
Other	39	12
Total intangible assets	1,688	1,820

Intangible assets, except for goodwill, are predominantly impacted by periodic amortization of balances and changes in foreign exchange rates. The acquisition of Cofunds Ltd. in January 2017 resulted in the addition of “customer intangibles” (included in the line “Other”) amounting to EUR 29 million and goodwill amounting to EUR 56 million. The divestment of the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI) in the Americas resulted in a write off of VOBA of EUR 18 million.

18. Share capital

EUR millions	June 30, 2017	Dec. 31, 2016

Share capital - par value	319	319
Share premium	7,752	7,873
Total share capital	8,071	8,193

Share capital - par value
Balance at January 1	319	328
Dividend	-	1
Shares withdrawn	-	(10)
Balance	319	319

Share premium
Balance at January 1	7,873	8,059
Share dividend	(122)	(186)
Balance	7,752	7,873

Basic and diluted earnings per share

EUR millions	YTD 2017	YTD 2016

Earnings per share (EUR per share)
Basic earnings per common share	0.46	(0.29)
Basic earnings per common share B	0.01	(0.01)
Diluted earnings per common share	0.46	(0.29)
Diluted earnings per common share B	0.01	(0.01)

Earnings per share calculation
Net income / (loss) attributable to owners of Aegon N.V.	1,008	(531)
Coupons on other equity instruments	(64)	(64)
Earnings attributable to common shares and common shares B	944	(595)

Earnings attributable to common shareholders	937	(591)
Earnings attributable to common shareholders B	7	(4)

Weighted average number of common shares outstanding (in millions)	2,028	2,061
Weighted average number of common shares B outstanding (in millions)	569	583

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Final dividend 2016

It was decided in the Annual General Meeting of Shareholders on May 19, 2017, to pay a final dividend for the year 2016 of EUR 0.13 per common share. After taking into account the interim dividend 2016 of EUR 0.13 per common share, this resulted in a total 2016 dividend of EUR 0.26 per common share. Final dividend for the year and total 2016 dividend per common share B amounted to 1/40th of the dividend paid on common shares.

The final dividend 2016 is paid in cash or in stock at the election of the shareholder. The value of the stock dividend and the cash dividend are approximately equal in value and 46% of shareholders elected to receive the stock dividend. Those who elected to receive a stock dividend will receive one Aegon common share for every 35 common shares held. The stock fraction is based on Aegon’s average share price as quoted on Euronext Amsterdam, using the high and low of each of the five trading days from June 12 up to and including June 16, 2017. The average share price calculated on this basis amounted to EUR 4.5254. The dividend was paid as of June 23, 2017.

19. Insurance contracts

Insurance contracts decreased by EUR 6.7 billion to EUR 112.9 billion compared to December 31, 2016 mainly due to changes in foreign exchange rates.

20. Insurance contracts for account of policyholders

Insurance contracts for account of policyholders decreased by EUR 958 million to 120.0 billion compared to December 31, 2016. An increase in insurance liabilities driven by received gross premiums and deposits, and by an increase in the market value of underlying assets, was more than offset by changes in foreign exchange rates and insurance liabilities released.

21. Investment contracts

Investment contracts decreased by EUR 2.0 billion to EUR 17.6 billion compared to December 31, 2016 mainly due to an accelerated reduction of runoff balances in March 2017.

22. Investment contracts for account of policyholders

Investment contracts for account of policyholders decreased by EUR 3.9 billion to 80.9 billion compared to December 31, 2016 mainly due to changes in foreign exchange rates.

23. Borrowings

EUR millions	June 30, 2017	Dec. 31, 2016

Capital funding	2,325	2,386
Operational funding	12,542	10,766
Total borrowings	14,867	13,153

Included in borrowings is EUR 570 million relating to borrowings measured at fair value (December 31, 2016: EUR 610 million).

During the first six months of 2017, the operational funding increased EUR 1.8 billion due to new FHLB advances.

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24. Assets and Liabilities held for sale

In 2016, Aegon reclassed certain assets and liabilities to the assets and liabilities held for sale line, following the sale of its UK annuity portfolio. In 2017, following court approval on the Part VII1 transfer, the sale of the annuity portfolio to Rothesay Life has been completed. As a consequence the assets held for sale reduced by EUR 6,381 million (GBP 5,489 million) and the liabilities held for sale reduced by EUR 6,472 million (GBP 5,568 million). Also refer to note 26 Acquisitions/divestments.

25. Commitments and contingencies

The U.S. Securities and Exchange Commission is conducting a formal investigation related to certain investment strategies offered through mutual funds, variable products and separately managed accounts. These strategies used quantitative models developed by one of the former portfolio managers of Aegon’s US investment management business unit. Among other things, the investigation relates to the operation of and/or the existence of errors in the quantitative models in question and related disclosures. The funds and strategies under review were sub-advised, advised or marketed by Aegon’s US group companies. The models are no longer being used, although some of the funds are still being offered. The money management strategies are no longer being offered. Aegon is cooperating fully with the investigation.

Government investigations, including this one, may result in the institution of administrative, injunctive or other proceedings and/or the imposition of monetary fines, penalties and/or disgorgement, as well as other remedies, sanctions, damages and restitutionary amounts. While Aegon is unable to predict what action, if any, the SEC might take and is unable to predict the costs to or other impact on Aegon of any such action, there can be no assurances that this matter or other government investigations will not have a material and adverse effect on Aegon’s reputation, financial position, results of operations or liquidity.

26. Acquisitions / divestments

On January 1, 2017 Aegon completed the acquisition of Cofunds Ltd., following regulatory approval. The purchase of the Cofunds Ltd. business was done through a sale and purchase agreement to acquire all the shares and platform assets. The total consideration of the acquisition amounted to GBP 147 million (EUR 171 million). The fair value of the net assets amounted to GBP 99 million (EUR 116 million), of which GBP 25 million (EUR 29 million) related to “customer intangibles”, resulting in goodwill of GBP 48 million (EUR 56 million). The value of the transferred customer investments as per January 1, 2017 amounted to approximately GBP 82 billion (EUR 96 billion) and are not recognized on Aegon’s balance sheet.

On June 28, 2017 Aegon completed its transaction to divest its two largest US run-off businesses, the payout annuity business and Bank Owned Life Insurance / Corporate Owned Life Insurance business (BOLI/COLI). Under the terms of the agreement, Aegon’s Transamerica life subsidiaries will reinsure USD 14 billion of liabilities. The transaction resulted in a book gain of USD 250 million (EUR 231 million), reported in the line other income in the condensed consolidated income statement. The book gain consisted of a loss on the reinsurance transaction which is more than offset by the reclassification of gains from Other Comprehensive Income following the disposal of assets to fund the transaction.

The loss on the reinsurance transaction amounted to USD 1,813 million (EUR 1,675 million) being the difference of the reinsurance premium paid and the reinsurance asset received related to the insurance liabilities. Upon disposal an amount of USD 979 million (EUR 905 million) and USD 1,018 million (EUR 941 million) respectively related to revaluation reserves and cash flow hedging reserves has been reclassified from Other Comprehensive Income into the income statement. Gains on sale of other assets backing the insurance liabilities amount to USD 94 million (EUR 87 million). Other expenses related to the transaction, including cost of sale, amounted to USD 28 million (EUR 26 million).

On June 30, 2017, following court approval on the Part VII transfer, the sale of the annuity portfolio to Rothesay Life has been completed. The UK annuity portfolio was included in the United Kingdom operating segment. For more details related to the sale of the UK annuity portfolio, refer to the Annual Report 2016.

1 A Part VII transfer is a court-sanctioned legal transfer of some or all of the policies of one company to another governed by Part VII of the Financial Services and Markets Act 2000.

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27. Post reporting date events

Capital management and solvency

On August 8, 2017, Aegon received a confirmation from the Dutch Central Bank (DNB) to apply a revised method to calculate the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A), affecting Aegon’s tiering of capital, retrospectively as of Q2, 2017.

It includes lowering of the conversion factor from 250% to 150% RBC Company Action Level and reducing own funds by a 100% RBC Company Action Level requirement to reflect transferability restrictions. The methodology is subject to annual review. This methodology is consistent with EIOPA’s guidance on group solvency calculation in the context of equivalence, and in line with methods applied by other European peer companies. As a consequence, this adjustment improves the comparability of capital positions of European insurance groups with substantial insurance activities in the US. The impact on Tiering is included in the table in the Capital quality section below. Aegon will manage its available capital on the new basis.

Capital adequacy

The capitalization of the Aegon Group and its operating units is managed in relation to the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria. Aegon manages its Solvency II capital in relation to the required capital. Under Aegon’s updated capital management framework the own funds are managed in such a way that the Group Solvency II ratio remains within the target range of 150% – 200%.

This target range has recently been updated (previous target range: 140%—170%) with the update of Aegon’s group capital management policy. Together with this capital policy update, the calculation method for the Group solvency ratio has been adjusted after agreement of Aegon’s group regulator.

Capital quality

Aegon’s capital consists of 3 Tiers that indicate its quality of the capital. It is noted that the Group own funds do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

The revised method does not have a financial impact on IFRS shareholders’ equity as at June 30, 2017. In August 2017 this revised method was confirmed by DNB. The revised methodology will be the basis for managing capital in the future.

The table below shows the tiers in which Aegon’s capital is divided:

	June 30, 2017 1) Available own funds	June 30, 2017 (old method) Available own funds	December 31, 2016 (old method) Available own funds

Tier 1 - unrestricted	10,529	11,102	10,656
Tier 1 - restricted	3,646	3,647	3,817
Tier 2	1,226	1,226	1,291
Tier 3	787	2,111	2,355
Total Tiers	16,188	18,085	18,119

1 The June 30, 2017 tiering information is based on the revised method which was confirmed by DNB on August 8, 2017.

Under the revised methodology Aegon’s own funds reduced by EUR 1.9 billion. This is reflected through a reduction in Tier 3 by EUR 1.3 billion (eliminating deferred tax balances) and Tier 1 – unrestricted by EUR 0.6 billion.

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Divestments

On August 8, 2017, Aegon agreed to sell Unirobe Meeùs Groep (UMG), an independent financial advisory group, for EUR 295 million. The transaction is consistent with the company’s stated strategic objective to optimize its portfolio. The divestment will lead to a book gain of approximately EUR 180 million, which will be reported in Other Income at the time of closing. As a consequence of this transaction annual income before tax and underlying earnings before tax will decrease by approximately EUR 20 million going forward.

The transaction is subject to works council advice and normal regulatory approvals and is expected to close in the fourth quarter of 2017.

On August 9, 2017 Aegon agreed to sell Aegon Ireland plc. The sales price will amount to 81% of the Solvency II Own Funds of Aegon Ireland at the end of 2017. This transaction further optimizes its portfolio of businesses. As the transaction is contingent on certain closing and market conditions until closing of the transaction, the book loss is uncertain. This divestment is expected to have an immaterial impact on income before tax and underlying earnings before tax going forward. The transaction is subject to normal regulatory approvals and is expected to close in the first quarter of 2018.

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ITEM 2: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

2.1 Introduction

Aegon is committed to providing information on key factors that drive its business and affect its financial condition, results and value. Aegon’s disclosure practices have been developed over many years with due consideration of the needs and requirements of its stakeholders, including regulators, investors and research analysts.

Aegon has substantive supplemental information in its annual and semi- annual accounts to provide transparency of its financial results. Aegon has provided insight into its critical accounting policies and the methodologies Aegon applies to manage its risks. For a discussion of critical accounting policies see “Application of Critical Accounting Policies – IFRS Accounting Policies”. For a discussion of Aegon’s risk management methodologies see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” as included in the Cross reference table in Aegon’s 2016 Annual Report on Form 20-F filed with the SEC on March 24, 2017.

2.2 Application of Critical Accounting Policies - IFRS Accounting Policies

The Operating and Financial Review and Prospects are based upon Aegon’s consolidated financial statements, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IFRS).

Application of the accounting policies in the preparation of the financial statements requires management to apply judgment involving assumptions and estimates concerning future results or other developments, including the likelihood, timing or amount of future transactions or events. There can be no assurance that actual results will not differ materially from those estimates. Accounting policies that are critical to the financial statement presentation and that require complex estimates or significant judgment are described in the following sections.

The description of Aegon’s methods of determining fair value and fair value hierarchy is included in Aegon’s 2016 Annual Report on Form 20-F (i.e. note 3 and note 47 of the notes to the consolidated financial statements). For reference purposes, note 15 of the notes to the condensed consolidated interim financial statements in Item 1 includes more detail on the valuation techniques for certain Level III financial instruments.

i Valuation of assets and liabilities arising from life insurance contracts

The liability for life insurance contracts with guaranteed or fixed account terms is either based on current assumptions, on the assumptions established at inception of the contract, reflecting the best estimates at the time increased with a margin for adverse deviation or on the valuation assumptions (historical cost), without risk margin. All contracts are subject to liability adequacy testing which reflects management’s current estimates of future cash flows (including investment returns). To the extent that the liability is based on current assumptions, a change in assumptions will have an immediate impact on the income statement. Also, if a change in assumption results in not passing the liability adequacy test, the entire deficiency is recognized in the income statement. To the extent that the deficiency relates to unrealized gains and losses on available-for-sale investments, the additional liability is recognized in the revaluation reserve in equity.

Some insurance contracts without a guaranteed or fixed contractual term contain guaranteed minimum benefits. Depending on the nature of the guarantee, it may either be bifurcated and presented as a derivative or be reflected in the value of the insurance liability in accordance with local accounting

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principles. Given the dynamic and complex nature of these guarantees, stochastic techniques under a variety of market return scenarios are often used for measurement purposes. Such models require management to make numerous estimates based on historical experience and market expectations. Changes in these estimates will immediately affect the income statement.

In addition, certain acquisition costs related to the sale of new policies and the purchase of policies already in force are recorded as DPAC and VOBA assets respectively, and are amortized to the income statement over time. If the assumptions relating to the future profitability of these policies are not realized, the amortization of these costs could be accelerated and may require write-offs due to unrecoverability.

ii Actuarial and economic assumptions

The main assumptions used in measuring DPAC, VOBA and the liabilities for life insurance contracts with fixed or guaranteed terms relate to mortality, morbidity, investment return and future expenses. Depending on local accounting principles, surrender and lapse rates may be considered.

Mortality tables applied are generally developed based on a blend of company experience and industry wide studies, taking into consideration product characteristics, own risk selection criteria, target market and past experience. Mortality experience is monitored through regular studies, the results of which are fed into the pricing cycle for new products and reflected in the liability calculation when appropriate. Assumptions pertaining to future mortality improvement are made for contracts where historical data is credible enough to support the assumption and are permitted by local accounting principles. Morbidity assumptions are based on own claims severity and frequency experience, adjusted where appropriate for industry information.

Investment assumptions are prescribed by the local regulator, market observable or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management on a countrywide basis, considering available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities and variable life insurance products in the United States and some of the smaller countries, is the annual long-term growth rate of the underlying assets. The reconsideration of this assumption may affect the original DPAC or VOBA amortization schedule, referred to as DPAC or VOBA unlocking. The difference between the original DPAC or VOBA amortization schedule and the revised schedule, which is based on actual gross profits and estimates of future gross profits, is recognized in the income statement as an expense or a benefit in the period of determination.

Assumptions on future expenses are based on the current level of expenses, adjusted for expected expense inflation if appropriate. In Aegon the Netherlands, the expense basis makes an allowance for planned future cost savings, which are included in the liability adequacy test.

Surrender rates depend on product features, policy duration and external circumstances such as the interest rate environment and competitor behavior. For policies with account value guarantees based on equity market movements, a dynamic lapse assumption is utilized to reflect policyholder behavior based on whether the guarantee is in the money. Own experience, as well as industry published data, are used in establishing assumptions. Lapse experience is correlated to mortality and morbidity levels, as higher or lower levels of surrenders may indicate future claims will be higher or lower than anticipated. Such correlations are accounted for in the mortality and morbidity assumptions based on the emerging analysis of experience.

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Actuarial assumption and model updates

Assumptions are reviewed periodically. Management updates assumptions whenever it is presented with compelling evidence to do so and reflects those changes in the current period. Typically, assumptions based primarily on market observable data are updated each period. Key assumptions based primarily on historical experience, capital market trends, or other industry data such as acquisitions or reinsurance transactions, are routinely reviewed in the third quarter each year, but are also reviewed any time compelling information becomes known. Similarly, the models and systems used for determining our liabilities are reviewed periodically and, if deemed necessary, updated based on emerging best practices and available technology.

Sensitivity on variable annuities and variable life insurance products in the United States

A 1% decrease in the expected long-term equity growth rate with regard to Aegon’s variable annuities and variable life insurance products in the United States would result in a decrease in DPAC and VOBA balances and reserve strengthening of approximately EUR 139 million (2016: EUR 158 million). The DPAC and VOBA balances for these products in the United States amounted to EUR 2.8 billion at June 30, 2017 (December 31, 2016: EUR 3.0 billion).

A relative increase of 10% to the mortality assumption, would increase net income by approximately EUR 138 million (2016: reduce net income by EUR 343 million). A relative 20% increase in the lapse rate assumption would increase net income by approximately EUR 118 million (2016: EUR 93 million).

Any reasonably possible changes in the other assumptions Aegon uses to determine EGP margins (i.e. maintenance expenses, inflation and morbidity) would reduce net income by less than EUR 15 million (per assumption change) (2016: EUR 19 million).

Deferred expenses

The movements in DPAC and deferred cost of reinsurance over the first six months of 2017 compared with the first six months of 2016 can be summarized and compared as follows:

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2017	10,882	60	481
Costs deferred during the year	499	-	22
Amortizations through income statement	(555)	(6)	(15)
Shadow accounting adjustments	(107)	-	-
Net exchange differences	(757)	(4)	(33)
Other	98	-	-
At June 30, 2017	10,060	50	456

EUR millions	DPAC	Deferred costs of reinsurance	Deferred transaction costs

Balance at January 1, 2016	10,457	72	467
Costs deferred during the year	610	-	24
Disposal of group assets	(9)	-	-
Amortizations through income statement	(378)	(4)	(15)
Shadow accounting adjustments	(471)	-	-
Net exchange differences	(342)	(2)	(20)
Other	(5)	-	-
At June 30, 2016	9,862	67	456

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DPAC per strategic business unit is as follows per June 30, 2017 and December 31, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Total
Life	6,574	22	156	70	1	493	7,316
Individual savings and retirement products	1,810	-	-	-	-	-	1,810
Pensions	-	58	788	-	-	-	846
Run-off business	88	-	-	-	-	-	88
At June 30, 2017	8,473	80	944	70	1	493	10,060

EUR millions	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Asia	Total
Life	6,674	25	156	71	1	740	7,668
Individual savings and retirement products	1,911	-	-	-	-	-	1,911
Pensions	-	59	839	-	-	-	899
Run-off businesses	312	-	-	-	-	-	312
Non-life	-	-	-	-	-	92	92
At December 31, 2016	8,898	84	996	71	1	832	10,882

VOBA

The movement in VOBA over the first six months of 2017 compared with the first six months of 2016 can be summarized and compared as follows:

EUR millions	YTD 2017	YTD 2016

At January 1	1,399	1,472
Additions	6	-
Amortization/depreciation through income statement	(90)	(84)
Shadow accounting adjustments	(10)	51
Net exchange differences	(93)	(46)
At June 30	1,213	1,393

VOBA per strategic business unit is as follows per June 30, 2017 and December 31, 2016:

EUR millions	Americas	The Netherlands	United Kingdom	Asia	Total

Life	908	-	-	1	909
Individual savings and retirement products	154	-	-	-	154
Pensions	8	19	107	-	134
Distribution	-	12	-	-	12
Run off businesses	4	-	-	-	4
At June 30, 2017	1,074	32	107	1	1,213

EUR millions	Americas	The Netherlands	United Kingdom	Asia	Total

Life	1,028	-	-	10	1,038
Individual savings and retirement products	181	-	-	-	181
Pensions	10	22	118	-	149
Distribution	-	8	-	-	8
Run off businesses	23	-	-	-	23
At December 31, 2016	1,242	30	118	10	1,399

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2.3 Guarantees in insurance contracts

For financial reporting purposes Aegon distinguishes between the following types of minimum guarantees:

a.	Financial guarantees: these guarantees are treated as bifurcated embedded derivatives, valued at fair value and presented as derivatives;
b.	Total return annuities: these guarantees are not bifurcated from their host contracts because they are presented and valued at fair value together with the underlying insurance contracts;
c.	Life contingent guarantees in the United States: these guarantees are not bifurcated from their host contracts, presented and valued in accordance with insurance accounting together with the underlying insurance contracts; and
d.	Minimum investment return guarantees in the Netherlands: these guarantees are not bifurcated from their host contracts, valued at fair value and presented together with the underlying insurance contracts.

In addition to the guarantees mentioned above, Aegon has traditional life insurance contracts that include minimum guarantees that are not valued explicitly; however, the adequacy of all insurance liabilities, net of VOBA and DPAC, and including all guarantees, are assessed periodically.

a.	Financial guarantees

In the United States and in the United Kingdom, a guaranteed minimum withdrawal benefit (GMWB) is offered directly on some variable annuity products Aegon issues and is also assumed from a ceding company. Additionally, Aegon offers guarantees on variable annuities sold through its joint venture in Japan. Variable annuities allow a customer to provide for the future on a tax-deferred basis and to participate in equity or bond market performance. Variable annuities allow a customer to select payout options designed to help meet the customer’s need for income upon maturity, including lump sum payment or income for life or for a period of time. This benefit guarantees that a policyholder can withdraw a certain percentage of the account value or cumulative deposits, and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value, starting at a certain age or duration, for either a fixed period or during the life of the policyholder.

In the Netherlands, individual variable unit-linked products have a minimum benefit guarantee if premiums are invested in certain funds. The sum insured at maturity or upon the death of the beneficiary has a minimum guaranteed return (in the range of 3% to 4%) if the premium has been paid for a consecutive period of at least ten years and is invested in a mixed fund and/or fixed-income funds. No guarantees are given for equity investments only.

The following table provides information on the liabilities for financial guarantees for minimum benefits, net of present value of the expected future premiums that are received to cover these guarantees:

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Liabilities for financial guarantees for minimum benefits
EUR millions	United States [1]	The Netherlands [2]	United Kingdom	Total [3]
At January 1, 2017	405	1,555	68	2,028
Incurred guarantee benefits [4]	80	(9)	(24)	47
Paid guarantee benefits	(1)	-	-	(1)
Net exchange differences	(35)	-	(1)	(36)
At June 30, 2017	450	1,546	43	2,038
Balance at June 30, 2017
Account value [5]	34,073	9,016	1,369	44,458
Net amount at risk [6]	145	1,691	43	1,879

At January 1, 2016	510	1,432	56	1,998
Incurred guarantee benefits [4]	(113)	123	-	10
Paid guarantee benefits	(1)	-	12	11
Net exchange differences	10	-	-	10
At December 31, 2016	405	1,555	68	2,028
Balance at December 31, 2016
Account value [5]	35,374	8,957	1,350	45,681
Net amount at risk [6]	222	1,972	68	2,262

[1]	Guaranteed minimum accumulation and withdrawal benefits.
[2]	Fund plan and unit-linked guarantees.
[3]	Balances are included in the derivatives liabilities on the face of the statement of financial position.
[4]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.
[5]	Account value reflects the actual fund value for the policyholders.
[6]	The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value.

The increase of incurred guarantee benefits mainly relates to fair value movements due to decreasing interest rates and tightening of treasury swaps spreads.

Aegon Americas mitigates the exposure from the elective guaranteed minimum withdrawal benefit rider issued with a ceding company’s variable annuity contracts. The rider is essentially a return of premium guarantee, which is payable over a period of at least 14 years from the date that the policyholder elects to start withdrawals. At contract inception, the guaranteed remaining balance is equal to the premium payment. The periodic withdrawal is paid by the ceding company until the account value is insufficient to cover additional withdrawals. Once the account value is exhausted, Aegon pays the periodic withdrawals until the guaranteed remaining balance is exhausted. At June 30, 2017, the reinsured account value was EUR 2.2 billion (December 2016: EUR 2.4 billion) and the guaranteed remaining balance was EUR 1.3 billion (December 2016: EUR 1.5 billion).

The GMWB rider Aegon assumed from the ceding company is accounted for as a derivative and is carried in Aegon’s statement of financial position at fair value. At June 30, 2017, the contract had a value of EUR 39 million (2016: EUR 50 million). Aegon entered into a derivative program to mitigate the overall exposure to equity market and interest rate risks associated with the reinsurance contract. This program involves selling equity futures and total return swap contracts (S&P 500, Midcap, Russell 2000, and the MCSI EAFE index in accordance with Aegon’s exposure) to mitigate the effect of equity market movement on the reinsurance contract and the purchase of interest rate swaps, treasury forwards and treasury futures to mitigate the effect of movements in interest rates on the reinsurance contracts.

Aegon the Netherlands provides guarantees to its customers on expiry date for certain insurance contracts. In order to mitigate the risks related to the guarantees Aegon the Netherlands has setup a hedging program. Aegon the Netherlands does not use reinsurance in order to mitigate risks related to insurance contracts with a guarantee component. The net amount at risk represents the sum of the positive differences between the discounted maximum amount payable under the guarantees and the account value, which is the actual fund value of the policyholder.

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b.	Total return annuities

Total Return Annuity (TRA) is an annuity product in the United States which provides customers with a pass-through of the total return on an underlying portfolio of investment securities (typically a mix of corporate and convertible bonds) subject to a cumulative minimum guarantee. Both the assets and liabilities are carried at fair value, however, due to the minimum guarantee not all of the changes in the market value of the asset will be offset in the valuation of the liability. This product exists for the fixed annuity line of business and represents a closed block.

The fixed annuities product balance as of June 30, 2017, amounted to EUR 295 million (2016: EUR 328 million).

c.	Life contingent guarantees in the United States

Certain variable insurance contracts in the United States also provide guaranteed minimum death benefits (GMDB) and guaranteed minimum income benefits (GMIB). Under a GMDB, the beneficiaries receive the greater of the account balance or the guaranteed amount upon the death of the insured. The net amount at risk for GMDB contracts is defined as the current GMDB in excess of the capital account balance at the reporting date.

The GMIB feature provides for minimum payments if the contract holder elects to convert to an immediate payout annuity. The guaranteed amount is calculated using the total deposits made by the contract holder, less any withdrawals and sometimes includes a roll-up or step-up feature that increases the value of the guarantee with interest or with increases in the account value.

The additional liability for guaranteed minimum benefits that are not bifurcated are determined each period by estimating the expected value of benefits in excess of the projected account balance and recognizing the excess over the accumulation period based on total expected assessments. The estimates are reviewed regularly and any resulting adjustment to the additional liability is recognized in the income statement. The benefits used in calculating the liabilities are based on the average benefits payable over a range of stochastic scenarios. Where applicable, the calculation of the liability incorporates a percentage of the potential annuitizations that may be elected by the contract holder.

The following table provides information on the liabilities for guarantees for minimum benefits that are included in the valuation of the host contracts:

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Liabilities for guarantees Americas
EUR millions	GMDB [1]	GMIB [2]	Total [4]

At January 1, 2017	531	849	1,381
Incurred guarantee benefits [5]	(16)	(65)	(81)
Paid guarantee benefits	(32)	(16)	(48)
Net exchange differences	(38)	(60)	(97)
At June 30, 2017	446	709	1,155

	GMDB [1,3]	GMIB [2,3]
Balance at June 30, 2017
Account value [6]	52,863	5,388
Net amount at risk [7]	1,662	562
Average attained age of contractholders	70	70

At January 1, 2016	544	816	1,359
Incurred guarantee benefits [5]	48	83	130
Paid guarantee benefits	(75)	(74)	(148)
Net exchange differences	15	25	40
At December 31, 2016	531	849	1,381

	GMDB [1,3]	GMIB [2,3]
Balance at December 31, 2016
Account value [6]	54,821	5,628
Net amount at risk [7]	2,615	684
Average attained age of contractholders	69	69
[1]	Guaranteed minimum death benefit in the United States.

[2]	Guaranteed minimum income benefit in the United States.

[3]	Note that the variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; Therefore, the amounts listed are not mutually exclusive.

[4]	Balances are included in the insurance liabilities on the face of the statement of financial position.

[5]

Incurred guarantee benefit mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and value changes as a consequence of interest movements during the reporting year.

[6]	Account value reflects the actual fund value for the policyholders.

[7]

The net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contract holder determined in accordance with the terms of the contract in excess of the current account balance.

d.	Minimum investment return guarantees in the Netherlands

The traditional life and pension products offered by Aegon in the Netherlands include various products that accumulate a cash value. Premiums are paid by customers at inception or over the term of the contract. The accumulation products pay benefits on the policy maturity date, subject to survival of the insured. In addition, most policies also pay death benefits if the insured dies during the term of the contract. The death benefits may be stipulated in the policy or depend on the gross premiums paid to date. Premiums and amounts insured are established at inception of the contract. The amount insured can be increased as a result of profit sharing, if provided for under the terms and conditions of the product. Minimum interest guarantees exist for all generations of traditional accumulation products written. Older generations contain a 4% guarantee; in 1999 the guarantee decreased to 3% and in 2013 the guarantee decreased to 0%.

The traditional group pension contracts offered by Aegon in the Netherlands include large group insurance contracts that have an individually determined asset investment strategy underlying the pension contract. The guarantee given is that the profit sharing is the maximum of 0% and the realized return on an asset portfolio specified in the policy conditions, adjusted for technical interest rates ranging from 3% to 4%. If the adjusted return is negative, the 0% minimum is effective, but the loss in any given year is carried forward to be offset against any future surpluses within the contract period. In general, a guarantee is given for the life of the underlying employees so that their pension benefit is guaranteed. Large group contracts also share technical results (mortality risk and disability risk). The contract period is typically five years and the premiums are fixed over this period.

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These guarantees are valued at fair value and are included as part of insurance liabilities with the underlying host insurance contracts.

The following table provides information on the liabilities for guarantees that are included in the valuation of the host contracts, net of the present value of the expected future premiums that are received to cover these guarantees:

Liabilities for guarantees The Netherlands
EUR millions	GMI [1,2]

At January 1, 2017	5,542
Incurred guarantee benefits [3]	(773)
At June 30, 2017	4,768
Balance at June 30, 2017
Account value [4]	18,773
Net amount at risk [5]	4,290

At January 1, 2016	4,741
Incurred guarantee benefits [3]	801
At December 31, 2016	5,542
Balance at December 31, 2016
Account value [4]	19,467
Net amount at risk [5]	5,017

[1]	Guaranteed minimum investment return in the Netherlands.

[2]	Balances are included in the insurance liabilities on the face of the statement of financial position.

[3]	Incurred guarantee benefits mainly comprise the effect of guarantees from new contracts, releases related to expired out-of-the-money guarantees and fair value movements during the reporting year.

[4]	Account value reflects the liability value of the insurance contracts as a whole.

[5]

The net amount at risk represents the sum of the differences between the guaranteed and actual amount that is credited to the policyholders. For individual policies only positive differences are included, for Group pensions contracts carry forwards of negative differences are recoqnized.

Fair value measurement of guarantees in insurance contracts

The fair values of guarantees mentioned above (with the exception of life contingent guarantees in the United States) are calculated as the present value of future expected payments to policyholders less the present value of assessed rider fees attributable to the guarantees. For further details refer to note 14 of the interim financial statements.

For equity volatility, Aegon uses a term structure assumption with market-based implied volatility inputs for the first five years and a long-term forward rate assumption of 25% thereafter. The volume of observable option trading from which volatilities are derived generally declines as the contracts’ term increases, therefore, the volatility curve grades from implied volatilities for five years to the ultimate rate. The resulting volatility assumption in year 20 for the S&P 500 index (expressed as a spot rate) was 23.4% at June 30, 2017, and 24.0% at December 31, 2016. Correlations of market returns across underlying indices are based on historical market returns and their inter-relationships over a number of years preceding the valuation date. Assumptions regarding policyholder behavior, such as lapses, included in the models are derived in the same way as the assumptions used to measure insurance liabilities.

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These assumptions are reviewed at each valuation date, and updated based on historical experience and observable market data, including market transactions such as acquisitions and reinsurance transactions. Disclosure on interest rate risk, including interest rate risk sensitivity is included in note 4 Financial risks.

Aegon utilizes different risk management strategies to mitigate the financial impact of the valuation of these guarantees on the results including asset and liability management and derivative hedging strategies to hedge certain aspects of the market risks embedded in these guarantees.

Guarantees valued at fair value contributed a net loss before tax of EUR 69 million for the six months ended June 30, 2017 (six months ended June 30, 2016: loss of EUR 475 million). The main drivers of this loss before tax are negative results related to fair value losses on guarantee reserve hedges of EUR 1,049 million (six months ended June 30, 2016: EUR 3,367 million gain), a loss of EUR 120 million related to tightening of own credit spread (the first six months of 2016: EUR 187 million gain), partly offset by, a gain of EUR 511 million related to an increase in equity markets (six months ended June 30, 2016: EUR 204 million gain), increases in risk free rates of EUR 439 million gain (six months ended June 30, 2016: EUR 3,784 million loss), DPAC offset and other items contributed a gain of EUR 111 million (six months ended June 30, 2016: EUR 426 million loss) and decreases in equity volatilities generated a gain of EUR 51 million (six months ended June 30, 2016: EUR 12 million loss).

Guarantee reserves decreased EUR 796 million in the first six months of 2017 (six months ended June 30, 2016: increase of EUR 4,106 million).

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2.4 Additional information on credit risk, unrealized losses and impairments

Debt instruments

The amortized cost and fair value of debt securities, money market investments and other, included in Aegon’s available-for-sale (AFS) portfolios, are as follows as of June 30, 2017, and December 31, 2016:

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
June 30, 2017
Debt securities, money market instruments and other
United States government	8,686	797	(185)	9,297	6,091	3,207
Dutch government	4,970	975	(15)	5,930	4,878	1,052
Other government	10,871	1,508	(20)	12,360	11,315	1,045
Mortgage-backed securities	7,910	463	(73)	8,299	6,182	2,117
Asset-backed securities	5,280	93	(31)	5,342	4,184	1,158
Corporate	38,994	3,630	(276)	42,349	36,516	5,833
Money market investments	7,156	-	-	7,156	7,108	48
Other	965	203	(35)	1,133	1,037	95
Total	84,832	7,669	(635)	91,867	77,311	14,556

Of which held by Aegon Americas, NL and UK	78,585	7,320	(604)	85,301	72,254	13,047

EUR millions	Amortized cost	Unrealized gains	Unrealized losses	Total fair value	Fair value of instruments with unrealized gains	Fair value of instruments with unrealized losses
December 31, 2016
Debt securities, money market instruments and other
United States government	11,452	882	(343)	11,990	7,012	4,979
Dutch government	4,164	1,215	(5)	5,374	5,286	87
Other government	11,788	1,096	(20)	12,865	12,278	586
Mortgage-backed securities	10,099	453	(156)	10,396	6,543	3,853
Asset-backed securities	6,568	88	(64)	6,592	4,192	2,399
Corporate	50,431	4,073	(668)	53,837	42,361	11,476
Money market investments	6,776	-	-	6,776	6,758	18
Other	1,019	228	(41)	1,206	1,168	38
Total	102,298	8,035	(1,297)	109,036	85,599	23,436

Of which held by Aegon Americas, NL and UK	95,806	7,739	(1,217)	102,329	81,335	20,993

Unrealized losses by sector

The composition by industry category of Aegon’s available-for-sale (AFS) debt securities, money market investments and other in an unrealized loss position at June 30, 2017, and December 31, 2016, is presented in the following table:

Unrealized losses - debt securities and money market investments and other

EUR millions	Jun. 30, 2017		Dec. 31, 2016

	Carrying value of instruments with unrealized losses	unrealized losses	Carrying value of instruments with unrealized losses	unrealized losses
Residential mortgage-backed securities (RMBSs)	978	(46)	1,588	(83)
Commercial mortgage-backed securities (CMBSs)	967	(23)	2,027	(67)
Asset-backed securities (ABSs) - CDOs backed by ABS, Corp. bonds, Bank loans	243	(5)	958	(11)
ABSs - Other	710	(21)	1,130	(43)
Financial Industry - Banking	855	(56)	1,679	(135)
Financial Industry - Insurance	272	(10)	554	(34)
Financial Industry - Other	285	(11)	618	(28)
Industrial	3,266	(153)	6,216	(369)
Utility	405	(27)	836	(45)
Government	4,970	(217)	5,349	(361)
Other	95	(35)	38	(41)
Total held by Aegon Americas, NL and UK	13,047	(604)	20,993	(1,217)
Held by other segments	1,509	(31)	2,443	(80)
Total	14,556	(635)	23,436	(1,297)

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As of June 30, 2017, there are EUR 7,320 million (December 31, 2016: EUR 7,739 million) of gross unrealized gains and EUR 604 million (December 31, 2016: EUR 1,217 million) of gross unrealized losses in the AFS debt securities, money markets and other portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK. Two issuers each represent more than 4% of the total unrealized loss position. The two issuers are the government of the United States of America and Belfius Bank SA, which had unrealized losses of EUR 185 million and EUR 29 million, respectively.

Financial and credit market conditions were generally stronger during the first half of 2017. Developed world growth showed signs of modest acceleration, allowing policy makers to slow or even reverse accommodative credit market conditions. Emerging Market economies have stabilized and improved somewhat with more stable commodities prices. Most global equity markets produced solidly positive returns.

The US dollar weakened after strengthening significantly in 2016. The US Federal Reserve tightened the Fed Funds rate by 50 basis points in the first half of 2017, reflecting strong labor market conditions. Longer US Treasury rates, after rising sharply late in 2016, fell modestly. Corporate default rates remained low due to readily available access to funding and to healthy corporate balance sheet fundamentals. Oil prices have fallen throughout the year. Tighter credit spreads and lower US treasury rates increased the market values of fixed income holdings.

The Eurozone has experienced above trend growth, supported by strong growth in employment. Macron won the presidential elections in France and his party won a majority in the parliamentary elections in June. He will pursue a pro European course and vowed to reform France’s labour code. The ECB has recognised that the economic prospects are slightly brighter, but still forecast inflation below its target. In the second half of 2017 the ECB intends to give more details about the future pace of its Quantitative Easing (QE) program. German yields have been relatively stable. Spreads on Portuguese and Greek sovereign debt declined. European equity markets had a very strong start of the year.

The UK triggered Article 50, which sets it’s Brexit process in motion. Prime minister May called early elections in which she wasn’t able to achieve the desired majority for the conservative party, which might have an influence on the final deal with the EU. Brexit negotiations with the EU have started in June. Economic data has been fairly strong since the Brexit referendum. More recently, limited wage growth and higher inflation could imply more subdued consumer expenditure going forward. Despite some dissenters favouring a hike, the Bank of England has so far kept its monetary policy unchanged.

Impairment of financial assets

Aegon regularly monitors industry sectors and individual debt securities for indicators of impairment. These indicators may include one or more of the following: 1) deteriorating market to book ratio, 2) increasing industry risk factors, 3) deteriorating financial condition of the issuer, 4) covenant violations by the issuer, 5) high probability of bankruptcy of the issuer, or 6) downgrades by internationally recognized credit rating agency. Additionally, for asset-backed securities, cash flow trends and underlying levels of collateral are monitored. A security is impaired if there is objective evidence that a loss event has occurred after the initial recognition of the asset that has a negative impact on the estimated future cash flows.

In the sections below a description is provided on the composition of the categories of debt securities and money market investments. Individual issuers rated below investment grade in any sector which have unrealized loss positions greater than EUR 25 million are disclosed separately. Furthermore, quality ratings of investment portfolios are based on a composite of the main rating agencies (S&P, Moody’s and Fitch) and Aegon’s internal rating of the counterparty.

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Residential mortgage-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,815 million (December 31, 2016: EUR 4,162 million) of residential mortgage-backed securities available-for-sale (RMBS), of which EUR 3,144 million (December 31, 2016: EUR 3,494 million) is held by Aegon Americas, EUR 653 million (December 31, 2016: EUR 649 million) by Aegon the Netherlands, and EUR 18 million (December 31, 2016: EUR 19 million) by Aegon UK. Residential mortgage-backed securities are securitizations of underlying pools of non-commercial mortgages on real estate. The underlying residential mortgages have varying credit characteristics and are pooled together and sold in tranches. The following table shows the breakdown of Aegon Americas RMBS available-for-sale (AFS) portfolio.

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	849	363	-	-	-	1,213	1,219
Prime jumbo	-	-	1	6	144	152	170
Alt-A	-	36	22	9	327	394	490
Negative amortization floaters	-	-	-	1	594	594	655
Other housing	-	12	40	28	458	538	610
At June 30, 2017	849	411	63	44	1,522	2,890	3,144

Of which insured	-	-	28	6	169	204	191

AFS RMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
GSE guaranteed	771	500	-	-	-	1,272	1,271
Prime jumbo	-	1	1	11	170	182	194
Alt-A	-	39	27	11	403	479	572
Negative amortization floaters	-	-	-	1	679	679	712
Other housing	-	50	71	43	519	683	745
At December 31, 2016	771	589	98	65	1,771	3,295	3,494

Of which insured	-	-	43	8	203	254	237

A significant part of Aegon Americas RMBS holdings are rated < BBB, as the issuances took place before the United States housing downturn that started in 2007.

Additionally, Aegon Americas has investments in RMBS of EUR 76 million (December 31, 2016: EUR 89 million), which are classified as fair value through profit or loss.

RMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and stress-case scenarios. Aegon’s RMBS asset specialists utilize widely recognized industry modeling software to perform a loan-by-loan, bottom-up approach to modeling. Key assumptions used in the models are projected defaults, loss severities, and prepayments. Each of these key assumptions varies greatly based on the significantly diverse characteristics of the current collateral pool for each security. Loan-to- value, loan size, and borrower credit history are some of the key characteristics used to determine the level of assumption that is utilized. Defaults were estimated by identifying the loans that are in various delinquency buckets and defaulting a certain percentage of them over the near-term and long-term. Assumed defaults on delinquent loans are dependent on the specific security’s collateral attributes and historical performance.

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Loss severity assumptions were determined by obtaining historical rates from broader market data and by adjusting those rates for vintage, specific pool performance, collateral type, mortgage insurance and estimated loan modifications. Prepayments were estimated by examining historical averages of prepayment activity on the underlying collateral. Quantitative ranges of significant assumptions within Aegon’s modeling process for Prime Jumbo, Alt-A, Negative Amortization and subprime RMBS are as follows: prepayment assumptions range from approximately 0% to 35% with a weighted average of approximately 8.5% (December 31, 2016: 4.6%), assumed defaults on delinquent loans range from 50% to 92% with a weighted average of approximately 80.5% (December 31, 2016: 79.4%), assumed defaults on current loans are dependent on the specific security’s collateral attributes and historical performance, while loss severity assumptions range from approximately 0% to 75%, with a weighted average of approximately 50.2% (December 31, 2016: 57.6%).

Once the entire pool is modeled, the results are closely analyzed by Aegon’s asset specialists to determine whether or not Aegon’s particular tranche or holding is at risk for not collecting all contractual cash flows taking into account the seniority and other terms of the tranches held.

Aegon the Netherlands uses its own proprietary cash flow tools to analyse and stress test RMBS transactions. The key input parameters are default rates and loss given default assumptions, which are established based historical pool characteristics and current loan level data. Cash flows for each bond are modelled in 225 scenarios of varying severity, ranging from our base case to extreme stress to even unrealistic scenarios to establish breaking points of the tranche. The model takes every deal characteristics, such as waterfall or reserve funds, into account and gives us detailed insight in the risk of principal loss or deferral of contractual cash flows.

The total gross unrealized loss on available-for-sale RMBS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 46 million (December 31, 2016 83 million), of which EUR 45 million (December 31, 2016: EUR 78 million) relates to positions of Aegon Americas, and the total net unrealized gain on available-for-sale RMBS was EUR 271 million (December 31, 2016: EUR 210 million), including a EUR 254 million (December 31, 2016: EUR 199 million) net unrealized gain relating to positions of Aegon Americas. The housing market in the United States continues to be robust, evidenced by rising home prices and strong sales volume. The pace of improvement is slowing compared to initial post-financial crisis years, and we expect this to continue in the future. However, the housing market is still benefiting from several tailwinds such as, credit curing, historically low inventory, rising household formation rates, income growth, and modest credit easing. This is manifesting itself in lower borrower delinquencies, positive home equity as well as shorter liquidation timelines. Additionally, years of heavy price appreciation have finally taken hold and are contributing to declining loss severities on liquidated properties in 2017. The improving housing market and underlying loan credit performance has led to increased credit spread tightening across the asset class, a trend that will continue this year.

The housing market continued to improve in Europe in the first half of 2017. Housing prices rose and affordability remained high. Economic growth is picking up and is supporting the positive trend in the labour market, which is clearly beneficial for consumer risk in general and retail mortgages in particular. A general theme of late in Europe is that mostly legacy collateral gets securitised, while a large part of the funding for new origination is obtained outside the structured credit market. As a result the underlying collateral in most of our holdings is deleveraging, loan-to-values decline and prepayment speeds are increasing. The improving fundamentals, the deleveraging of the collateral, the negative net supply (together with increasing demand) and the shortening of our ABS holdings resulted in tightening of credit spreads.

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There are no individual issuers rated below investment grade in this RMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas available-for-sale (AFS) RMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2017	Level II	Level III	Dec. 31, 2016
RMBS	3,084	60	3,144	3,419	75	3,494

Commercial mortgage-backed securities

As of June, 30, 2017, Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 3,875 million (December 31, 2016: EUR 5,579 million) of AFS commercial mortgage-backed securities (CMBS), of which EUR 3,655 million (December 31, 2016: EUR 5,340 million) is held by Aegon Americas, EUR 178 million (December 31, 2016: EUR 195 million) by Aegon UK and EUR 42 million (December 31, 2016: EUR 44 million) by Aegon the Netherlands. CMBS are securitizations of underlying pools of mortgages on commercial real estate. The underlying mortgages have varying risk characteristics and are pooled together and sold in different rated tranches. The company’s CMBS include conduit, large loan, single borrower, commercial real estate collateralized debt obligations (CRE CDOs), collateralized debt obligations (CDOs), government agency, and franchise loan receivable trusts.

The total gross unrealized loss on available-for-sale CMBS of Aegon Americas amounted to EUR 23 million as of June 30, 2017 (December 31, 2016: EUR 67 million). The total net unrealized gain on the available-for-sale CMBS as of June 30, 2017, is EUR 111 million (December 31, 2016: EUR 87 million), of which EUR 58 million (December 31, 2016: EUR 34 million) relates to positions of Aegon Americas, followed by Aegon UK at EUR 53 million and Aegon the Netherlands at EUR 1 million. CMBS fundamentals remain supportive with commercial property prices above their prior peak. Commercial real estate valuation increases have slowed. The delinquency rate has consistently climbed over the past year, a function of some 2006-2007 vintage loans having trouble refinancing and a smaller number of outstanding CMBS bonds. Liquidity remains reasonable for the CMBS market; however, credit spreads on many legacy subordinate CMBS tranches remain at wide levels.

The tables below summarize the credit quality of Aegon Americas available-for-sale (AFS) CMBS portfolio. Additionally, Aegon Americas has no investments in CMBS (December 31, 2016: nil), which are classified as fair value through profit or loss.

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	2,866	564	62	4	96	3,593	3,652
CMBS and CRE CDOs	-	-	-	-	5	5	3
At June 30, 2017	2,866	564	62	4	101	3,597	3,655

CMBS by quality
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
CMBS	4,295	688	141	73	105	5,301	5,337
CMBS and CRE CDOs	-	-	-	-	5	5	3
At December 31, 2016	4,295	688	141	73	110	5,306	5,340

CMBS of Aegon Americas are monitored and reviewed on a monthly basis. Detailed cash flow models using the current collateral pool and capital structure on the portfolio are updated and reviewed quarterly. Model output is generated under base and several stress-case scenarios by Aegon’s internal CMBS asset specialists.

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For conduit securities, a widely recognized industry modeling software is used to perform a loan-by-loan, bottom-up approach. For non-conduit securities, a CMBS asset specialist works closely with Aegon’s real estate valuation group to determine underlying asset valuation and risk. Both methodologies incorporate external estimates on the property market, capital markets, property cash flows, and loan structure. Results are then closely analyzed by the asset specialist to determine whether or not a principal or interest loss is expected to occur.

As the remaining unrealized losses in the CMBS portfolio relate to holdings where Aegon expects to receive full principal and interest, Aegon does not consider the underlying investments to be impaired as of June 30, 2017.

There are no individual issuers rated below investment grade in the CMBS sector which have unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas available-for-sale (AFS) CMBS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2017	Level II	Level III	Dec. 31, 2016
CMBS	3,652	3	3,655	5,337	3	5,340

Asset-backed securities

Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 4,971 million (December 31, 2016: EUR 6,188 million) of AFS ABS instruments of which EUR 3,093 million (December 31, 2016: EUR 3,377 million) is held by Aegon Americas, EUR 1,782 million (December 31,2016: EUR 2,714 million) by Aegon the Netherlands and EUR 97 million (December 31, 2016 EUR 97 million) by Aegon UK. Additionally, Aegon Americas has investments in ABS of EUR 11 million (December 31, 2016: EUR 13 million), which are classified as fair value through profit or loss. ABS are securitizations of underlying pools of credit card receivables, auto financing loans, small business loans, bank loans, and other receivables. The underlying assets of the asset backed securities have been pooled together and sold in tranches with varying credit ratings.

The total gross unrealized loss on available-for-sale ABS of Aegon Americas, Aegon the Netherlands and Aegon UK amounted to EUR 26 million as of June 30, 2017 (December 31, 2016: EUR 54 million). Aegon Americas has EUR 22 million (December 31, 2016: EUR 44 million) of this gross unrealized loss and Aegon the Netherlands EUR 4 million (December 31, 2016: EUR 10 million). In the United States, increasing investor demand has been met with new issuance in the asset-backed sector. The combination of these factors has led to varied performance by sector with most sectors exhibiting tighter credit spreads over the course of the year. The European ABS market has seen spreads tighten considerably on the backdrop of a pretty benign macro environment. The majority of European ABS sectors is now trading at their tightest levels since the financial crisis. The more plain vanilla sectors are slowly approaching their all-time lows helped by very low issuance volumes and the support of the ECB asset-backed securities purchase programme. Due to the ample liquidity provided through the different programs of the Central Banks issuance levels for European ABS will remain subdued and in combination with further improving fundamentals this leads to continued downward pressure on spreads going forward.

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The breakdown by quality of the available-for-sale (AFS) ABS portfolio of Aegon Americas, Aegon the Netherlands and Aegon UK is as follows:

ABS US, NL and UK
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	479	24	10	30	-	543	556
Autos	318	18	68	2	-	405	405
Small business loans	-	1	5	9	72	86	87
CDOs backed by ABS, Corp. bonds, Bank loans	1,536	517	253	101	58	2,465	2,480
Other ABS	475	100	737	77	20	1,408	1,443
At June 30, 2017	2,807	660	1,073	218	150	4,908	4,971

ABS US, NL and UK
EUR millions	AAA	AA	A	BBB	<BBB	Total amortized cost	Total fair value
Credit cards	482	28	35	30	-	575	589
Autos	277	9	46	42	-	375	374
Small business loans	-	1	7	6	104	118	116
CDOs backed by ABS, Corp. bonds, Bank loans	2,108	790	368	134	94	3,493	3,504
Other ABS	627	165	697	85	22	1,596	1,606
At December 31, 2016	3,495	992	1,153	296	220	6,156	6,188

There were no individual issuers rated below investment grade in this ABS sector which has unrealized loss position greater than EUR 25 million.

The fair values of Aegon Americas, Aegon the Netherlands and Aegon UK available-for-sale (AFS) ABS instruments were determined as follows:

EUR millions	Level II	Level III	Jun. 30, 2017	Level II	Level III	December 31, 2016
ABSs	3,950	1,021	4,971	4,880	1,309	6,188

Corporate - Financial sector

The Corporate – Financial sector is further subdivided into banking, brokerage, insurance, REIT’s and Financial – Other sub-sectors. A majority of the gross unrealized loss in Aegon’s available-for-sale portfolio is from the banking sub-sector.

Corporate – Financial Sector – Banking Sub-Sector

The Banking sub-sector in Aegon’s portfolio is relatively large, diverse, and of high quality. Aegon Americas, Aegon the Netherlands and Aegon UK hold EUR 7,721 million (December 31, 2016: EUR 8,527 million) of AFS bonds issued by banks. In aggregate, the gross unrealized loss on these bonds amounted to EUR 56 million (December 31, 2016: EUR 135 million) and the net unrealized gain on these bonds amounted to EUR 306 million (December 31, 2016: EUR 188 million).

Bank regulators continue to implement a wide array of reforms designed to strengthen capital levels, reduce balance sheet risk and improve liquidity in an ongoing effort to reduce systemic risk and harmonize global bank regulation. Both regulators and central governments are adopting new bank guidelines designed to improve ‘resolvability’ in an attempt to ensure that banks can ‘fail’ in an orderly manner without the use of taxpayer money. While most banks already meet new capital and liquidity requirements, well ahead of regulatory deadlines, they are now in the process of issuing loss absorbing securities and altering their legal, financial and operating structures. Bank balance sheet repair and risk reduction is expected to continue. Globally, risk concentrations on bank balance sheets continue to exist but confidence in the sector has increased materially since the financial crisis.

Within the Banking sub-sector, Aegon holds EUR 696 million (December 31, 2016: EUR 750 million) of deeply subordinated securities with deferrable coupons that have an associated unrealized loss of EUR 29 million (December 31, 2016 EUR 93 million).

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There is one individual issuer rated below investment grade in the Banking sub-sector which has unrealized losses greater than EUR 25 million.

EUR millions	Category	Fair value	Unrealized loss	Rating	Aging of unrealized Loss
Belfius Bank SA	Banking	91	29	BB	> 24 months

Aegon’s available-for-sale debt securities for Belfius Bank SA have a fair value of EUR 91 million as of June 30, 2017 (December 31, 2016: EUR 85 million). These below investment grade securities had gross unrealized losses of EUR 29 million as of June 30, 2017 (December 31, 2016: EUR 45 million).

Belfius provides provides banking products and services in Belgium. Belfius Bank has been 100% owned by the Belgium Government since it was split out of Dexia in October, 2011 and changed its name to Belfius in June 2012. It has a top tier domestic market position. It offers retail banking such as mortgage loans, commercial banking such as commercial and credit lending, treasury/liquidity management, leasing, working capital finance to debtors, public sector lending/bond portfolio, P&C insurance, and life insurance. Belfius is based in Brussels and is a subsidiary for the Federal Holding and Investment Company the investment vehicle and subsidiary of The Belgium State. The material de-risking by the bank since 2011, combined with a relatively stable bank- insurance business model, has improved earnings. Aegon evaluated the near-term prospects of the issuer and it believes that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2017.

Corporate - Energy industry sector

The Corporate - Energy Industry sector encompasses various sub-sectors including integrated oil and gas producers, independent oil and gas producers, midstream processing and transport, oil field services and drilling, and refining. The majority of the gross unrealized loss relates to oilfield services and drilling, as well as refining companies. Lower oil and natural gas prices have reduced cash flow for upstream oil and gas producers. Oil field service and drilling companies have been pressured by reduced capital spending by their upstream client base and margin compression from price concessions and new capacity additions. While refiners have seen positive impacts from lower feedstock costs, margins have softened due to high refined product inventory levels. Commodity price pressure has been the result of strong non-OPEC supply growth, reduced supply disruptions, high global inventories and concerns on softening global demand. In response, OPEC has coordinated an agreement to cut production levels in an effort to reduce global inventories and increase prices. Aegon evaluated the near-term prospects of the issuers in relation to the severity and duration of the unrealized loss and does not consider those investments to be impaired as of June 30, 2017.

There are no individual issuers rated below investment grade in this sub-sector which have unrealized loss positions greater than EUR 25 million.

Government bonds

Aegon Americas, Aegon the Netherlands and Aegon UK’s government issued available-for-sale debt securities include emerging market government bonds, US Treasury bonds, agency and state bonds. Aegon evaluated the near-term prospects of the issuers and it is believed that the contractual terms of these investments will be met and these investments are not impaired as of June 30, 2017.

There are no individual issuers rated below investment grade in the government sector which have unrealized loss positions greater than EUR 25 million.

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Unrealized loss by maturity

The table below shows the composition by maturity of all available-for-sale debt securities in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2017		Dec. 31, 2016
EUR millions	Carrying value of securities with gross unrealized losses	Gross unrealized losses	Carrying value of securities with gross unrealized losses	Gross unrealized losses
One year or less	676	(5)	742	(13)
Over 1 through 5 years	1,677	(36)	2,444	(73)
Over 5 through 10 years	4,131	(104)	6,097	(197)
Over 10 years	6,420	(424)	11,656	(892)
Total	12,904	(569)	20,938	(1,176)

Unrealized loss by credit quality

The table below shows the composition by credit quality of debt securities, available-for-sale, in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK.

	Jun. 30, 2017		Dec. 31, 2016
EUR millions	Carrying value of securities with unrealized losses	Unrealized losses	Carrying value of securities with unrealized losses	Unrealized losses
AAA	6,397	(231)	8,536	(422)
AA	1,152	(26)	1,581	(48)
A	1,811	(66)	3,599	(154)
BBB	2,211	(96)	5,249	(288)
BB	611	(66)	920	(128)
B	309	(29)	345	(40)
Below B	414	(54)	706	(96)
Total	12,904	(569)	20,938	(1,176)

The table below provides the length of time an available-for-sale security has been below cost and the respective unrealized loss.

	Jun. 30, 2017
EUR millions	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	4,036	342	(54)	(13)
6 – 12 months	5,225	100	(248)	(5)
> 12 months	2,309	892	(117)	(132)
Total	11,570	1,334	(420)	(149)

	Dec. 31, 2016
EUR millions	Investment grade carrying value of securities with unrealized losses	Below investment grade carrying value of securities with unrealized losses	Investment grade unrealized loss	Below investment grade unrealized loss
0 – 6 months	14,848	587	(635)	(30)
6 – 12 months	190	198	(6)	(20)
> 12 months	3,929	1,186	(270)	(213)
Total	18,966	1,971	(912)	(263)

The unrealized loss improved during 2017 due to tightening credit spreads and declining interest rates.

Aging and severity unrealized losses

The table below provides the length of time a below investment grade security has been in an unrealized loss and the percentage of carrying value (CV) to amortized cost in Aegon Americas, Aegon the Netherlands and Aegon UK.

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Aging and severity unrealized losses debt securities
	Jun. 30, 2017		Dec. 31, 2016
EUR millions	Carrying value	Unrealized losses	Carrying value	Unrealized losses
CV 70-100% of amortized cost	342	(12)	585	(27)
CV 40-70% of amortized cost	-	-	2	(2)
CV < 40% of amortized cost	-	-	1	(2)
0-6 months	342	(13)	587	(30)

CV 70-100% of amortized cost	100	(5)	196	(18)
CV 40-70% of amortized cost	-	-	3	(2)
CV < 40% of amortized cost	-	-	-	-
6-12 months	100	(5)	198	(20)

CV 70-100% of amortized cost	164	(13)	475	(55)
CV 40-70% of amortized cost	1	-	3	(2)
CV < 40% of amortized cost	-	-	-	(3)
12-24 months	165	(13)	478	(60)

CV 70-100% of amortized cost	694	(87)	582	(71)
CV 40-70% of amortized cost	26	(18)	119	(67)
CV < 40% of amortized cost	7	(14)	7	(15)
> 24 months	727	(119)	708	(153)
Total	1,334	(149)	1,971	(263)

There is one individual issuer, Belfius Bank SA, rated below investment grade that has an unrealized loss greater than EUR 25 million. This issuer has been separately disclosed above in the Corporate – Financial sector.

Realized gains and losses on debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK

The following table provides the realized gains and losses on the debt securities of Aegon Americas, Aegon the Netherlands and Aegon UK for the six months ended June 30, 2017, and June 30, 2016. Gross realized gains in 2016 were driven by the sale of the UK annuity portfolio.

Gross realized gains and (losses)
EUR millions	Gross realized gains	Gross realized losses

June 30, 2017
Debt securities	1,778	(109)

June 30, 2016
Debt securities	1,968	(87)

The table below provides the length of time the security was below cost prior to the sale and the respective realized loss for assets not considered impaired.

Gross realized losses
EUR millions	0 -12 months	>12 months	Total

June 30, 2017
Debt securities	(92)	(16)	(109)

June 30, 2016
Debt securities	(39)	(48)	(87)

Net impairment losses and recoveries

The composition of Aegon Americas, Aegon the Netherlands and Aegon UK’s bond impairment losses and recoveries by issuer for the periods ended June 30, 2017, and June 30, 2016, is presented in the table below. Those issuers with impairments or recoveries above EUR 25 million are specifically noted.

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	Jun. 30, 2017	Jun. 30, 2016
EUR millions	(impairment) Recovery	(impairment) Recovery

Impairments:
Other (none individually greater than EUR 25 million)	(11)	(39)
Subtotal	(11)	(39)

Recoveries:
Total recoveries	10	8
Subtotal	10	8

Net (impairments) and recoveries	(1)	(31)

For the six months ended June 30, 2017, Aegon recognized EUR 10 million (six months ended June 30, 2016: EUR 8 million) in recoveries on previously impaired securities. In each case where a recovery was taken on structured securities, improvements in underlying cash flows for the security were documented and modeling results improved significantly. Recoveries on non-structured securities were supported by documented credit events combined with significant market value improvements.

Equity instruments classified as available-for-sale

Objective evidence of impairment of an investment in an equity instrument classified as available-for-sale includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment in the equity instrument may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment. Significant or prolonged decline is generally defined within Aegon as an unrealized loss position for more than six months or a fair value of less than 80% of the cost price of the investment. Additionally, as part of an ongoing process, internal equity analysts actively monitor earnings releases, company fundamentals, new developments and industry trends for any signs of possible impairment.

These factors typically require significant management judgment. The impairment review process did not result in any impairment charges for the six months ended June 30, 2017 (six months ended June 30, 2016: EUR 7 million) for Aegon Americas, Aegon the Netherlands and Aegon UK.

As of June 30, 2017, there are EUR 171 million of gross unrealized gains and EUR 18 million of gross unrealized losses in the equity portfolio of Aegon (December 31, 2016: EUR 207 million of gross unrealized gains and EUR 13 million of gross unrealized losses). There are no securities held by Aegon with an unrealized loss above EUR 5 million. The table below represents the unrealized gains and losses on share positions held by Aegon Americas, Aegon the Netherlands and Aegon UK.

Unrealized gains and losses on shares
EUR millions	Cost basis	Carrying value	Net unrealized gains / (losses)	Carrying value of securities with gross unrealized gains	Gross unrealized gains	Carrying value of securities with gross unrealized losses	Gross unrealized losses

June 30, 2017
Shares	763	917	154	749	171	168	(18)

December 31, 2016
Shares	596	786	190	722	202	64	(13)

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The composition of shares by industry sector in an unrealized loss position held by Aegon Americas, Aegon the Netherlands and Aegon UK at June 30 , 2017, and December 31, 2016 is presented in the following table.

Unrealized losses on shares
	Jun. 30, 2017		Dec. 31, 2016

EUR millions	Carrying value of instruments with unrealized losses	Gross unrealized losses	Carrying value of instruments with unrealized losses	Gross unrealized losses
Financials	21	(12)	54	(12)
Funds	133	(5)	-	-
Other	14	(1)	10	-
Total	168	(18)	64	(13)

Impairment losses on shares

The table below provides the length of time the shares held by Aegon Americas, Aegon the Netherlands and Aegon UK were below cost prior to impairment during the first six months of 2017 and during the first six months of 2016.

Impairment losses on shares
EUR millions	0 - 6 months

June 30, 2017
Shares	(5)

June 30, 2016
Shares	(2)

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2.5 Results of Operations – first six months 2017 compared with first six months 2016

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the table below in addition to note 3 Segment information of the Condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of Aegon’s joint ventures in the Netherlands, Mexico, Spain, Portugal, China and Japan and Aegon’s associates in India, Brazil, the Netherlands, United Kingdom and Mexico.

The table also includes the non-IFRS financial measure: net underlying earnings. This is the after-tax equivalent of underlying earnings before tax. The reconciliation of net underlying earnings to the most comparable IFRS measure is presented in the table below. Aegon believes that these non-IFRS measures provides meaningful supplemental information about the underlying operating results of Aegon’s businesses, including insight into the financial measures that senior management uses in managing the businesses.

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i Results 2016 worldwide

Results Worldwide	Six months ended June 30
Amounts in EUR millions	2017	2016	%

Net underlying earnings	739	663	11
Tax on underlying earnings	283	234	21
Underlying earnings before tax geographically
Americas	653	554	18
The Netherlands	254	267	(5)
United Kingdom	68	30	124
Central & Eastern Europe	36	29	26
Spain & Portugal	6	3	68
Europe	364	330	10
Asia	23	1	n.m.
Asset Management	69	82	(16)
Holding and other activities	(87)	(69)	(25)
Underlying earnings before tax	1,022	897	14

Fair value items	(110)	(1,098)	90
Gains / (losses) on investments	187	283	(34)
Net impairments	(9)	(59)	85
Other income / (charges)	297	(662)	n.m.
Run-off businesses	41	47	(12)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	1,427	(592)	n.m.
Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	25	14	74
Income tax	(420)	61	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(25)	(14)	(74)
Net income	1,008	(531)	n.m.

Commissions and expenses	3,314	3,333	(1)
of which operating expenses	1,984	1,886	5

New life sales
Americas	251	282	(11)
The Netherlands	49	62	(21)
United Kingdom	17	38	(54)
Central & Eastern Europe	41	40	3
Spain & Portugal	25	20	21
Europe	132	160	(17)
Asia	86	68	26
Total recurring plus 1/10 single	469	510	(8)

Gross deposits (on and off balance)
Americas	22,123	22,737	(3)
The Netherlands	3,899	3,367	16
United Kingdom	17,999	3,025	n.m.
Central & Eastern Europe	150	126	19
Spain & Portugal	13	11	15
Europe	22,061	6,529	n.m.
Asia	121	167	(27)
Asset Management	24,498	23,598	4
Total gross deposits	68,804	53,031	30

Underlying earnings before tax by line of business	Six months ended June 30
Amounts in EUR millions	2017	2016	%

Life	427	335	27
Individual Savings & Retirement	270	256	5
Pensions	298	267	12
Non-life	35	11	n.m.
Asset management	69	82	(16)
Other	(78)	(54)	(45)
Underlying earnings before tax	1,022	897	14

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Revenues geographically first six months 2017

Worldwide revenues geographically	Americas	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe	Asia	Aegon Asset Management	Holdings, other activities and eliminations	Segment total	Associates and Joint Ventures eliminations	Consolidated
Amounts in EUR millions
Total life insurance gross premiums	3,832	1,052	4,474	203	105	5,835	552	-	(1)	10,217	(327)	9,890
Accident and health insurance premiums	1,122	140	16	1	83	240	55	-	-	1,417	(15)	1,402
General insurance premiums	-	77	-	110	49	237	-	-	-	237	(49)	187
Total gross premiums	4,954	1,270	4,490	314	237	6,312	607	-	(1)	11,871	(392)	11,479

Investment income	1,810	1,117	796	24	18	1,955	125	2	2	3,893	(28)	3,866
Fees and commision income	802	175	122	20	7	324	30	300	(118)	1,336	(84)	1,252
Other revenue	2	-	-	-	3	3	-	-	2	8	(2)	5
Total revenues	7,567	2,561	5,409	357	266	8,593	762	301	(115)	17,108	(506)	16,602

Number of employees, including agent employees	11,305	4,476	3,391	2,327	601	10,794	5,741	1,461	355	29,657

Segment information

Segment reporting is based on the businesses as presented in internal reports that are regularly reviewed by the Executive Board which is regarded as the chief operating decision maker. For Europe, the underlying businesses (the Netherlands, United Kingdom including VA Europe, Central & Eastern Europe and Spain & Portugal) are separate operating segments which under IFRS 8 cannot be aggregated, therefore further details will be provided for these operating segments in this section. Management is of the opinion that presenting the information for the entire Europe area is beneficial to the users of the financial information as it aligns to how Aegon management is looking at the information following convergence in Europe from a regulatory standpoint (introduction of Solvency II per January 1, 2016) and financial markets perspective.

For further details, refer to note 3 of Notes to the Condensed consolidated interim financial statements of Aegon N.V. (unaudited) included in Item 1.

Results first six months ended June 30, 2017 Worldwide

Net income

Net income amounted to EUR 1 billion in the first half of 2017 compared with a net loss of EUR 531 million for the same period last year. Results in the first half of 2017 benefited from a gain related to the divestment of the majority of the US run off businesses, while last year’s results included the book loss on the annuity divestment in the United Kingdom. Furthermore, the loss from fair value items decreased compared with last year.

Underlying earnings before tax

Aegon’s underlying earnings before tax in the first half of 2017 increased by 14% compared with the first half of 2016 to EUR 1,022 million. The increase was largely driven by improved underwriting results in all regions, higher fee income and expense savings, which more than offset lower asset management earnings and a higher loss from the holding.

Underlying earnings before tax from the Americas increased by 18% to EUR 653 million, mainly driven by higher fee revenue from favorable equity markets, expense savings and improved claims experience. Expense savings and the improvement of profitability in the life & health businesses are important building blocks of the five part plan.

In Europe, underlying earnings before tax increased by 10% to EUR 364 million, driven by higher fee income due to favorable equity markets, an improvement in non-life results and positive one-time items which more than offset lower investment income in the Netherlands due to prepayments and interest rate resets on mortgages.

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For Aegon’s operations in Asia, the underlying earnings before tax increased from EUR 1 million to EUR 23 million. This increase was mainly due to higher earnings from the High Net Worth businesses and China.

Underlying earnings before tax from Aegon Asset Management declined by EUR 13 million to EUR 69 million, as gains from lower expenses were offset by decreased management fees from lower asset balances. Furthermore, performance fees were down compared with last year’s high level.

The result from the holding declined by EUR 18 million to a loss of EUR 87 million partly driven by higher project related expenses.

Fair value items

The loss from fair value items improved from EUR 1.1 billion last year to EUR 110 million this year. In the first half of 2017, negative fair value changes on hedges in place to protect Aegon’s capital position were more than offset by positive real estate revaluations in the Netherlands . Last year, fair value losses mainly related to underperformance of alternative investments, the accounting mismatch on the macro equity hedge program in the United States, and interest rate hedges in the Netherlands.

Realized gains on investments

Realized gains on investments amounted to EUR 187 million, and were mainly related to the sale of sovereign and corporate bonds in the Netherlands.

Impairment charges

Net impairments of EUR 9 million reflect the continued benign credit environment.

Other income

Other income of EUR 297 million was mainly driven by a EUR 231 million pre-tax gain on the reinsurance transaction with Wilton Re to divest the majority of the run off businesses in the United States, which closed on June 28, 2017. While the reinsurance transaction resulted in a book loss, it was more than offset by the realization of gains on assets associated with the divested liabilities. In addition, there was a partial release of the expense reserve of EUR 83 million in the United Kingdom in relation to the divestment of the UK annuity business, in line with previous guidance.

Run-off businesses

The result from run-off businesses decreased to EUR 41 million, partly driven by the divestment of the majority of the run-off businesses, which were derecognized as of the second quarter of 2017.

Income tax

Income tax amounted to EUR 420 million in the first half of 2017, which implies an effective tax rate for the first half of 2017 of 29%. The effective tax rate on underlying earnings was 28%.

Operating expenses

In the first half year of 2017, operating expenses increased by 5% to EUR 2.0 billion, as acquisitions in the United Kingdom, strengthening of the US dollar and the non-recurrence of one-time benefits more than offset expense reductions.

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Sales

Sales were up by 25% to EUR 7.9 billion in the first half of 2017. This was mainly the result of an increase in gross deposits by 30% to EUR 68.8 billion. This increase was primarily driven by higher UK platform deposits mainly as a result of the Cofunds acquisition. In addition, asset management gross deposits increased as a result of higher gross inflows in the Americas. Net outflows amounted to EUR 3.5 billion, as the loss of an asset management contract in the United Kingdom related to the previous Guardian divestment and contract discontinuances in the business acquired from Mercer more than offset net inflows on Aegon’s platform in the United Kingdom.

New life sales declined by 8% to EUR 469 million. Lower term life and indexed universal life sales in the United States, and lower sales following the exit from UK annuities business were partly offset by strong critical illness sales in China.

New premium production for accident & health and general insurance increased by 4% to EUR 530 million as a result of favorable currency movements, and higher disability insurance sales in the Netherlands.

Capital management

Shareholders’ equity declined by EUR 0.4 billion compared with the end of 2016 to EUR 20.1 billion on June 30, 2017. The decrease was mainly driven by adverse currency movements, dividend payments, and the impact of the reinsurance transaction with Wilton Re, which more than offset the positive impact of market movements on revaluation reserves. Aegon’s shareholders’ equity, excluding revaluation reserves and defined benefit plan remeasurements, declined to EUR 16.7 billion – or EUR 8.07 per common share – at the end of the first half of 2017. This was mainly driven by adverse currency movements which more than offset retained earnings.

The gross leverage ratio improved by 40 basis points to 29.4% as a result of the positive impact of retained earnings.

Holding excess capital increased by EUR 0.2 billion to EUR 1.7 billion, of which EUR 500 million was used on July 18, 2017 to redeem EUR 500 million senior unsecured notes. The increase was mainly driven by EUR 0.6 billion dividends from the United States, Central & Eastern Europe and Asia, which were only partly offset by funding and operating expenses as well as the payment of the cash portion of the final 2016 dividend.

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ii AMERICAS

Results Americas	Amounts in USD millions			Amounts in EUR millions

	six months ended June 30			six months ended June 30

	2017	2016	%	2017	2016	%
Net underlying earnings	520	456	14	481	409	18
Tax on underlying earnings	187	162	16	173	145	19
Underlying earnings before tax by business
Life	82	86	(5)	76	77	(2)
Accident & Health	123	64	94	114	57	100
Retirement Plans	150	123	21	138	110	25
Mutual Funds	22	22	2	21	20	5
Variable Annuities	189	178	6	174	160	9
Fixed Annuities	92	97	(5)	85	87	(2)
Stable Value Solutions	47	48	(1)	44	43	2
Latin America	2	-	n.m.	2	-	n.m.
Underlying earnings before tax	707	618	14	653	554	18

Fair value items	(57)	(365)	84	(53)	(327)	84
Gains / (losses) on investments	32	41	(23)	29	37	(21)
Net impairments	1	(53)	n.m.	1	(47)	n.m.
Other income / (charges)	244	39	n.m.	226	35	n.m.
Run-off businesses	44	52	(15)	41	47	(12)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	971	333	192	897	298	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	3	2	91	3	1	97
Income tax	(278)	(36)	n.m.	(257)	(33)	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(3)	(2)	(91)	(3)	(1)	(97)
Net income	693	296	134	641	266	141

Life insurance gross premiums	4,146	3,982	4	3,832	3,568	7
Accident and health insurance premiums	1,215	1,228	(1)	1,122	1,100	2
Total gross premiums	5,361	5,210	3	4,954	4,668	6

Investment income	1,958	2,026	(3)	1,810	1,816	-
Fees and commission income	868	919	(6)	802	824	(3)
Other revenues	2	2	20	2	2	23
Total revenues	8,189	8,158	-	7,567	7,310	4

Commissions and expenses	2,126	2,236	(5)	1,964	2,004	(2)
of which operating expenses	913	929	(2)	844	832	1

New life sales
Life	248	294	(16)	229	263	(13)
Latin America	23	21	14	22	18	17
Total recurring plus 1/10 single	272	315	(14)	251	282	(11)

New premium production accident and health insurance	479	482	(1)	442	432	2

Gross deposits (on and off balance)
Life	3	5	(28)	3	4	(26)
Retirement plans	19,206	19,867	(3)	17,747	17,802	-
Mutual funds	2,818	3,019	(7)	2,604	2,705	(4)
Variable annuities	1,723	2,351	(27)	1,592	2,107	(24)
Fixed annuities	172	128	34	159	115	38
Latin America	19	4	n.m.	18	4	n.m.
Total gross deposits	23,942	25,374	(6)	22,123	22,737	(3)

Exchange rates

Weighted average exchange rates

			USD
YTD 2017	1	EUR	1.0822
YTD 2016	1	EUR	1.1160

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Net income

Net income from Aegon’s businesses in the Americas more than doubled to USD 693 million in the first half of 2017 compared with the first half of 2016. Higher underlying earnings before tax, lower losses from fair value items, and a book gain related to the divestment of the majority of the US run off businesses.

Other income contains a total gain of USD 250 million related to the reinsurance transaction with Wilton Re to divest the majority of the run-off businesses, which closed on June 28, 2017. While the reinsurance transaction resulted in a book loss, it was more than offset by the realization of gains on assets associated with the divested liabilities.

The loss from fair value items of USD 57 million was mainly the result of accounting mismatches. Realized gains of USD 32 million esulted from normal trading activity. Net recoveries of USD 1 million reflect the continued benign credit environment. Income tax amounted to a charge of USD 278 million, as a result of tax credits.

Underlying earnings before tax

Underlying earnings before tax from the Americas increased by 14% to USD 707 million, mainly driven by higher fee revenue from favorable equity markets, expense savings and improved claims experience. Expense savings and the improvement of profitability in the life & health businesses are important building blocks of the five part plan.

–	Life underlying earnings before tax decreased by 5% to USD 82 million compared with the first half of 2016, as expense savings were more than offset by adverse mortality experience and negative intangible adjustments related to lower reinvestment yields.

–	Underlying earnings before tax from Accident & Health almost doubled compared with the first half of 2016 to USD 123 million driven by a strong improvement of claims experience, and by higher investment income.

–	Underlying earnings before tax from Retirement Plans increased by 21% to USD 150 million primarily due to higher fee income resulting from favorable equity market performance.

–	Mutual Fund underlying earnings before tax remained stable at USD 22 million, as increased fee revenue was offset by higher expenses.

–	Underlying earnings before tax from Variable Annuities increased by 6% to USD 189 million, as increased fee income resulting from higher equity markets.

–	Underlying earnings before tax from Fixed Annuities decreased by USD 5 million compared with the first half of 2016 to USD 92 million.

–	Stable Value Solutions underlying earnings before tax amounted to USD 47 million compared with USD 48 million in the first half of 2016.

–	Underlying earnings before tax from Latin America amounted to USD 2 million, up from nil last year, as a result of growth in the Brazilian joint venture.

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Operating expenses

Operating expenses decreased by 2% to USD 913 million in the first half of 2017 compared with the first half of 2016. Expense savings more than offset a favorable adjustment of variable personnel expenses in the same period last year, and an increase in restructuring charges.

Sales and deposits

Gross deposits decreased by 6% compared with the first half of 2016 to USD 23.9 billion. Gross deposits in Retirement Plans were down by 3% to USD 19.2 billion compared to the first half year of 2016, mainly as a result of lower takeover deposits. Gross deposits in Variable Annuities were down by 27% to USD 1.7 billion compared to the first half year of 2016, mainly driven by lower market demand as a result of the implementation of the Department of Labor fiduciary rule. Gross deposits in Mutual Funds decreased 7% to USD 2.8 billion compared to the first half year of 2016, reflecting last year’s exceptional level of inflows into equity and asset allocation funds.

New life sales were down by 14% to USD 272 million compared with the first half of 2016, mainly driven by lower indexed universal life and term life sales. Indexed universal life sales are expected to benefit in the second half of 2017 from various initiatives to improve service levels as well as new product launches. Sales of term life products also declined due to the focus on profitability in a highly competitive market. New premium production for accident & health insurance remained stable USD 479 million compared with the first half of 2016, with higher travel sales offset by reduced demand for group voluntary benefit insurance as a result of uncertainty around potential changes to the Affordable Care Act and product exits.

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iii Europe

Income statement - Underlying earnings				First six months 2017
Amounts in EUR millions	The Netherlands	United Kingdom	Central & Eastern Europe	Spain & Portugal	Europe

Net underlying earnings	197	48	32	2	279
Tax on underlying earnings	56	20	5	4	85
Underlying earnings before tax by business / country	254	68	36	6	364
Fair value items	(39)	(48)	-	-	(87)
Gains / (losses) on investments	147	6	2	-	156
Net impairments	(5)	-	(3)	-	(8)
Other income / (charges)	(8)	80	-	-	72
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	348	107	36	6	497

Income tax	(78)	(44)	(5)	(4)	(131)
Net income / (loss)	271	63	31	2	367

Revenues
Life insurance gross premiums	1,052	4,474	203	105	5,835
Accident and health insurance premiums	140	16	1	83	240
General insurance premiums	77	-	110	49	237
Total gross premiums	1,270	4,490	314	237	6,312
Investment income	1,117	796	24	18	1,955
Fees and commission income	175	122	20	7	324
Other revenues	-	-	-	3	3
Total revenues	2,561	5,409	357	266	8,593

Commissions and expenses	484	379	127	94	1,084
of which operating expenses	422	271	72	43	807

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Results Europe	Six months ended June 30
Amounts in EUR millions	2017	2016	%

Net underlying earnings	279	255	9
Tax on underlying earnings	85	74	15
Underlying earnings before tax by business / country
Netherlands	254	267	(5)
United Kingdom	68	30	124
Central & Eastern Europe	36	29	26
Spain & Portugal	6	3	68
Underlying earnings before tax	364	330	10

Fair value items	(87)	(643)	86
Gains / (losses) on investments	156	240	(35)
Net impairments	(8)	(4)	(96)
Other income / (charges)	72	(700)	n.m.
Income / (loss) before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	497	(777)	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	4	4	(4)
Income tax	(131)	81	n.m.
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(4)	(4)	4
Net income / (loss)	367	(696)	n.m.

Life insurance gross premiums	5,835	6,041	(3)
Accident and health insurance premiums	240	243	(1)
General insurance premiums	237	321	(26)
Total gross premiums	6,312	6,605	(4)

Investment income	1,955	2,101	(7)
Fees and commission income	324	245	32
Other revenues	3	1	181
Total revenues	8,593	8,951	(4)

Commissions and expenses	1,084	1,067	2
of which operating expenses	807	729	11

New life sales
Netherlands	49	62	(21)
United Kingdom	17	38	(54)
Central & Eastern Europe	41	40	3
Spain & Portugal	25	20	21
Total recurring plus 1/10 single	132	160	(17)

New premium production accident and health insurance	23	19	23
New premium production general insurance	57	51	11

Gross deposits (on and off balance)
Netherlands	3,899	3,367	16
United Kingdom	17,999	3,025	n.m.
Central & Eastern Europe	150	126	19
Spain & Portugal	13	11	15
Total gross deposits	22,061	6,529	n.m.

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Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Europe segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2017	YTD 2016
Pound sterling (GBP)	1	EUR	0.8596	0.7784
Czech koruna (CZK)	1	EUR	26.7780	27.0224
Hungarian forint (HUF)	1	EUR	308.9618	312.1311
Polish zloty (PLN)	1	EUR	4.2681	4.3661
Romanian leu (RON)	1	EUR	4.5344	4.4935
New Turkish lira (TRY)	1	EUR	3.9357	3.2598

Net income

The net income from Aegon’s businesses in Europe amounted to EUR 367 million in the first half of 2017. The loss from fair value items amounted to EUR 87 million. This was largely the result of interest rate hedges in the Netherlands and equity hedges in the United Kindom to protect Aegon’s capital position. Realized gains on investments amounted to EUR 156 million due to the sale of bonds in the Netherlands to improve the risk profile of the general account investment portfolio. Impairments amounted to EUR 8 million. Other income amounted to EUR 72 million, which was driven by the release of the expense reserve related to the divested UK annuity business, following the completion of the Rothesay Part VII transfer.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Europe increased to EUR 364 million compared with the first half of 2016. This was driven by higher fee income and higher investment income in the United Kingdom as well as better underwriting results and growth in Central & Eastern Europe (CEE).

–	Underlying earnings before tax in the Netherlands amounted to EUR 254 million for the first half of 2017. Compared with the first half of 2016, underlying earnings before tax from Pensions declined to EUR 77 million mainly caused by lower yields on investments. Life & Savings underlying earnings before tax were essentially stable at EUR 152 million as a higher interest result in Savings was offset by lower investment income from mortgages in Life. Non-life underlying earnings before tax returned to a profit of EUR 13 million, following improved underwriting results in the disability portfolio. Underlying earnings before tax from the distribution businesses increased to EUR 11 million compared with the first half of 2016, mainly caused by lower fee income.

–	The United Kingdom contributed underlying earnings before tax of EUR 68 million. Compared with the first half of 2016, Life underlying earnings before tax increased to EUR 35 million, primarily the result of higher investment income and favorable performance of the protection portfolio. Underlying earnings before tax from Pensions increased to EUR 34 million compared with the first half of 2016, driven by higher fee income supported by net inflows and favorable equirty markets.

–	Underlying earnings before tax in CEE increased to EUR 36 million compared with the first half of 2016. This was driven by better growth and improved underwriting results in Hungary, Czech Republic and Slovakia.

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–	Underlying earnings before tax in Spain & Portugal increased to EUR 6 million compared with the first half of 2016 largely due to a EUR 2 million one-time gain.

Operating expenses

Operating expenses increased 11% to EUR 807 million compared with the first half of 2016. This was driven by the inclusion of Cofunds and Blackrock’s definied contribution business in the United Kingdom. Furthermore, operating expenses in the first half of 2017 included EUR 26 million of Cofunds integration costs in the United Kingdom and EUR 8 million restructuring charges in the Netherlands.

Sales and deposits

New life sales decreased to EUR 132 million compared with the first half of 2016. Higher sales in CEE and Spain & Portugal were more than offset by lower sales United Kingdom, following the sales of the majority of the annuity business, and lower pension sales in the Netherlands. Premium production for accident & health increased to EUR 23 million compared with the first half of 2016 due to higher disability sales in the Netherlands in response to legislative changes. Premium production for general insurance rose to EUR 57 million, driven by a portfolio acquisition in Hungary.

Gross deposits increased to EUR 22.1 billion compared with the first half of 2016. This growth was driven by institutional platform deposits in the United Kingdom, following the inclusion of Cofunds as of January 1st 2017, as well as continued strong performance of Knab, Aegon’s online bank Knab in the Netherlands.

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iv Asia

Results Asia	Amounts in USD millions six months ended June 30			Amounts in EUR millions six months ended June 30
	2017	2016	%	2017	2016	%
Net underlying earnings	(4)	(9)	53	(4)	(8)	52
Tax on underlying earnings	29	10	182	26	9	191
Underlying earnings before tax by business / country
High net worth businesses	35	24	48	32	21	52
Aegon Insights	2	-	n.m.	2	-	n.m.
Strategic partnerships	(12)	(22)	43	(12)	(20)	42
Underlying earnings before tax	25	2	n.m.	23	1	n.m.

Fair value items	-	(5)	96	-	(5)	96
Gains / (losses) on investments	(1)	6	n.m.	(1)	5	n.m.
Net impairments	-	(1)	n.m.	-	(1)	n.m.
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	23	1	n.m.	22	1	n.m.

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	12	(1)	n.m.	11	(1)	n.m.
Income tax	(28)	(11)	(165)	(26)	(10)	(174)
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(12)	1	n.m.	(11)	1	n.m.
Net income / (loss)	(5)	(10)	51	(4)	(9)	50

Life insurance gross premiums	597	643	(7)	552	576	(4)
Accident and health insurance premiums	60	62	(4)	55	56	(2)
Total gross premiums	657	706	(7)	607	632	(4)

Investment income	136	125	8	125	112	11
Fees and commission income	32	33	(1)	30	29	2
Other revenues	-	1	(74)	-	1	(73)
Total revenues	825	865	(5)	762	775	(2)

Commissions and expenses	122	128	(5)	112	115	(2)
of which operating expenses	83	83	1	77	74	4

New life sales
High net worth businesses	41	45	(8)	38	40	(5)
Strategic partnerships	52	31	67	48	28	72
Total recurring plus 1/10 single	93	76	23	86	68	26

New premium production accident and health insurance	9	11	(18)	8	9	(15)

Gross deposits (on and off balance) by region
Strategic partnerships - China	2	3	(35)	2	3	(33)
Strategic partnerships - Japan	129	183	(29)	119	164	(27)
Total gross deposits	131	186	(30)	121	167	(27)

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asia segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2017	YTD 2016
US dollar (USD)	1	EUR	1.0822	1.1160
Chinese Yuan Renminbi (CNY)	1	EUR	7.4692	7.2629

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Net income

The net loss from Aegon’s businesses in Asia amounted to USD 5 million for the first half of 2017. Higher underlying earnings before tax compared with the same period in 2016 were more than offset by higher realized losses on investments and higher tax charges. The realized losses of USD 1 million were the result of normal trading activity. Income tax amounted to USD 28 million, as a result of relatively high profits for tax purposes in China and the HNW business, and one-time tax expenses totaling USD 10 million for higher taxable commissions in China.

Underlying earnings before tax

Underlying earnings before tax from Aegon’s operations in Asia increased to USD 25 million compared with the first half of 2016. Increased earnings from the High Net Worth (HNW) businesses and China were partially offset by losses in Aegon’s joint ventures.

–	Underlying earnings before tax from HNW businesses increased to USD 35 million. This increase is driven by growth of the business and improved mortality results, which more than offset one-time charges from lower than anticipated reinvestment yields.

–	Underlying earnings before tax from Aegon Direct & Affinity Marketing Services (ADAMS) improved to USD 2 million as the rationalization of unprofitable sales campaigns resulted in lower operating expenses.

–	The loss from Strategic partnerships in China, Japan and India declined to USD 12 million, largely as a result of the recently launched critical illness product in China and favorable persistency.

Operating expenses

Operating expenses remained stable at USD 83 million in the first half of 2017. Higher expenses in China as a result of strong sales during the first half of 2017 were offset by lower expenses in Japan due to expense management initiatives, and Aegon Insights due to the continued rationalization of sales campaigns.

Sales and deposits

New life sales increased by 23% compared with the first half of 2016 to USD 93 million.

–	Sales from HNW businesses in the first half of 2017 declined by 8% to USD 41 million. The decline is primarily the result of the continued competitive environment for universal life products in the region.

–	Sales from Strategic partnerships increased by 67% to USD 52 million mainly driven by strong sales in China following the launch of a new critical illness product.

New premium production from accident & health insurance decreased by 18% to USD 9 million mainly due to the rationalization of sales campaigns in the ADAMS business.

Gross deposits from Strategic partnerships decreased to USD 131 million as increased inflows from foreign currency variable annuities were more than offset by lower Japanese Yen-denominated variable annuity sales. The latter is the result of a pricing change in order to maintain profitability.

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v Asset Management

Results Aegon Asset Management	Six months ended June 30
Amounts in EUR millions	2017	2016	%

Net underlying earnings	48	56	(14)
Tax on underlying earnings	21	26	(19)
Underlying earnings before tax by business / country
Americas	30	32	(4)
The Netherlands	9	4	102
United Kingdom	10	17	(41)
Rest of World	(4)	(2)	(122)
Strategic partnerships	24	31	(22)
Underlying earnings before tax	69	82	(16)

Gains / (losses) on investments	2	1	159
Other income / (charges)	(1)	-	(65)
Income before tax (excluding income tax from certain proportionately consolidated joint ventures and associates)	71	82	(14)

Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	8	10	(24)
Income tax	(22)	(26)	18
Of which Income tax from certain proportionately consolidated joint ventures and associates included in income before tax	(8)	(10)	24
Net income	49	56	(12)

Management fees	242	253	(4)
Performance fees	8	20	(60)
Other	36	35	2
Total revenues	286	307	(7)

Commissions and expenses	232	242	(4)
of which operating expenses	217	224	(3)

Cost / income ratio	75.8%	73.1%

Gross flows other third-party
Americas	4,772	1,896	152
The Netherlands	1,606	2,439	(34)
United Kingdom	2,667	2,897	(8)
Rest of World 1)	21	(366)	n.m.
Strategic partnerships	15,433	16,733	(8)
Total gross flows other third-party	24,498	23,598	4

Net flows other third-party
Americas	1,938	242	n.m.
The Netherlands	(453)	2,112	n.m.
United Kingdom	(6,105)	(15)	n.m.
Rest of World 1)	79	(62)	n.m.
Strategic partnerships	773	1,009	(23)
Total net flows other third-party	(3,769)	3,286	n.m.

1) Rest of world include intragroup eliminations from internal sub-advised agreements

Exchange rates

Weighted average exchange rates for the currencies of the countries included in the Asset management segment, and which do not report in EUR, are summarized in the table below.

Weighted average exchange rates

			YTD 2017	YTD 2016
US dollar (USD)	1	EUR	1.0822	1.1160
Pound sterling (GBP)	1	EUR	0.8596	0.7784
Hungarian Forint (HUF)	1	EUR	308.9618	312.1311
Chinese Yuan Renminbi (CNY)	1	EUR	7.4692	7.2629

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Net income

Net income in the first half of 2017 declined to EUR 49 million mainly driven by lower underlying earnings before tax compared with the same period in 2016.

Underlying earnings before tax

Underlying earnings before tax decreased by 16% in the first half of 2017 compared with the same period in 2016 to EUR 69 million. This decline was mainly driven by lower earnings from Aegon’s Chinese asset management joint venture Aegon Industrial Fund Management Company (AIFMC) and lower earnings from the United Kingdom.

-	Americas underlying earnings before tax decreased by EUR 2 million to EUR 30 million in the first half of 2017. Lower expenses were more than offset by lower management fee income.

-	Underlying earnings before tax from the Netherlands increased to EUR 9 million, compared with EUR 4 million in the first half of 2016, mainly as a result of higher management fee income driven by continued strong inflows in the Dutch Mortgage Fund.

-	Underlying earnings before tax from the United Kingdom decreased to EUR 10 million in the first half of 2017 from EUR 17 million in the same period in 2016. This decrease was mainly driven by lower management fees and adverse currency movements. Lower management fees resulted from outflows in the general account due to the divestment of the annuity book and outflows in other third-party mainly driven by a contract loss related to the previous Guardian divestment.

-	Rest of World underlying earnings before tax amounted to a loss of EUR 4 million.

-	Underlying earnings before tax from Strategic partnerships decreased to EUR 24 million in the first half of 2017. This was the result of lower performance fees from Aegon’s Chinese asset management joint venture (AIFMC), partly offset by higher earnings from La Banque Postale Asset Management (LBPAM).

Operating expenses

Operating expenses decreased by 3% in the first half of 2017 compared with the same period in 2016 to EUR 217 million. This decrease was mainly driven by favorable currency movements and lower expenses in the Americas and China. The cost/income ratio increased to 76%, as the effect from lower expenses was more than offset by the decline in income. Annualized operating expenses as a percentage of average assets under management increased to 14 basis points.

Production

Gross inflows in other third-party increased by 4% in the first half of 2017 to EUR 24.5 billion compared with the same period in 2016. This was mainly the result of higher gross flows in the Americas, which were partly offset by a decrease in gross inflows mainly in China and the Netherlands.

Third-party net outflows amounted to EUR 7 billion. This included EUR 3.2 billion of outflows in from affiliates and EUR 3.8 billion of outflows from other third-parties. The latter was mainly driven by outflows in the United Kingdom due to a contract loss related to the previous Guardian divestment, partly offset by net inflows in the Americas.

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Assets under management

Assets under management decreased by EUR 23 billion in the first half of 2017 to EUR 309 billion compared with the start of 2017. Favorable market movements were more than offset by outflows in the general account, primarily resulting from the divestment of the majority of the run-off businesses in the US, net outflows in other third-party driven by a contract loss related to the Guardian divestment, and unfavorable currency movements.

2.6 Post reporting date events

Post reporting date events are disclosed in note 27 of the condensed consolidated interim financial statements included in Item 1.

2.7 Capital and Liquidity Management

The management of capital and liquidity is of vital importance for the Aegon group, for its customers, investors in Aegon securities and for Aegon’s other stakeholders. In line with its risk tolerance, the goal of Aegon’s capital and liquidity management is to promote strong and stable capital adequacy levels for its businesses, next to maintaining adequate liquidity to ensure that the Company is able to meet its obligations.

Guiding principles

Aegon follows a number of guiding principles in terms of capital and liquidity management:

•	Promoting strong capital adequacy in Aegon’s businesses and operating units;
•	Managing and allocating capital efficiently in support of the strategy and in line with its risk tolerance;
•	Maintaining an efficient capital structure, with an emphasis on optimizing Aegon’s cost of capital;
•	Maintaining adequate liquidity in the operating units and at the holding to ensure that the Company is able to meet its obligations by enforcing stringent liquidity risk policies; and
•	Maintaining continued access to international capital markets on competitive terms.

Aegon believes these guiding principles together strengthen the Company’s ability to withstand adverse market conditions, enhance its financial flexibility, and serve both the short-term and the long-term interests of the Company, its customers and its other stakeholders.

Management and monitoring of capital and liquidity is firmly embedded in Aegon’s ERM framework, and is in line with Aegon’s risk tolerance. Aegon’s risk tolerance focuses on financial strength, continuity, steering the risk balance and the desired risk culture. Its core aim is to assist management in carrying out Aegon’s strategy within the Group’s capital and liquidity resources.

Management of Capital

The Company’s overall capital management strategy is based on adequate solvency capital, capital quality and the use of leverage.

Capital adequacy

Aegon’s goal for both its operating units and for the Aegon group as a whole is to maintain a strong financial position and to be able to sustain losses from adverse business and market conditions. The capitalization of Aegon and its operating units is managed based on the most stringent of local regulatory requirements, rating agency requirements and self-imposed criteria.

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Regulatory capital requirements

For EU domiciled insurance and reinsurance entities the Solvency II regulatory framework determines the regulatory capital requirements. In Aegon’s Non-EEA regions (re)insurance entities domiciled in third-countries deemed (provisional) equivalent (US, Berma, Japan, Mexico and Brazil) the capital requirement is based on local capital requirement. For other Non-EEA (re)insurance entities domiciled in China, India and Turkey, the capital requirement is based on Solvency II.

Please note that numbers and ratios related to Solvency II as disclosed in this section represent Aegon’s estimates, are not final until filed with the regulator and subject to supervisory review. After discussions with the Dutch Central Bank (DNB), Aegon has resolved a number of outstanding methodological matters with respect to its partial internal model. Following agreement on the interpretation of DNB’s guidance on the loss absorbing capacity of deferred taxes (LAC-DT), Aegon applies a LAC-DT factor in the Netherlands of 75% at June 30, 2017. The LAC-DT factor will be recalibrated on a quarterly basis using the agreed methodology. The Solvency II capital ratios of the Group and Aegon the Netherlands do not include any contingent liability potentially arising from unit-linked products sold, issued or advised on by Aegon in the Netherlands in the past as the potential liability cannot be reliably quantified at this point.

Adequate capitalization

To calculate its Group Solvency Ratio, Aegon applies a combination of the group consolidation methods available under Solvency II which are the Accounting Consolidation (AC) and Deduction & Aggregation (D&A) based methods. Solvency II capital requirements are mainly used for the EEA-based insurance and reinsurance entities, applying the Accounting Consolidation method. Local requirements are used for insurance and reinsurance entities in (provisionally) equivalent third country jurisdictions. On August 8, 2017 Aegon received a confirmation from the Dutch Central Bank (DNB) to apply a revised method to calculate the Solvency II contribution of the Aegon US Insurance entities under Deduction & Aggregation (D&A). The local regulatory requirements of the US insurance companies are included in the Group Solvency Ratio using 150% of the RBC Company Action Level (CAL), previously, 250%. Under the new methodology a 100% RBC CAL haircut is applied to own funds by decreasing Americas regulated entities deferred tax assets and subsequently reducing Tier 1 unrestricted capital. The allocation of Tier 1 restricted and Tier 2 capital instruments is based on the share of AC and D&A entities in the total available own funds, instead of the total SCR under the previous methodology. Aegon Bank is excluded from the Group Solvency ratio, as required by the Group Solvency II supervisor, DNB.

On June 30, 2017, Aegon’s estimated capital position was:

	June 30, 2017 1), 2), 3)	June 30, 2017 1), 2), 3)	December 31, 2016 2), 3)
		(old method)	(old method)

Group own funds	16,185	18,082	18,119
Group SCR	8,732	10,629	11,563
Group Solvency II ratio	185%	170%	157%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 The Solvency II ratios are based on Aegon’s partial internal model.

3 Aegon Bank is not included in the Group Solvency II ratio.

Aegon Group own funds amounted to EUR 16,185 million at June 30, 2017. The decrease of EUR 1,934 million in own funds since December 31, 2016, is mostly driven by a change in the treatment of the US insurance entities within Solvency II. This methodology change reduced the Group own funds by EUR 1,897 million. Aside from this methodology change, during the year, capital generation by Aegon’s operating units was more than offset by the impact of the devaluation of the USD, final dividend for 2016 to shareholders and offsetting impacts from market movements, the divestment of the US run-off business and acquisition of Cofunds.

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Aegon Group PIM SCR amounted to EUR 8,732 million at June 30, 2017. The SCR decreased by EUR 2,831 million mainly due to a change in the treatment of US insurance entities within Solvency II. Aside from this, a depreciation of the US dollar, positive market impacts (including the increase in interest rates which reduced the SCR) and management actions, including the sale of the US run-off business, the completion of the Part VII transfer of liabilities to Rothesay, fee hedging in the United Kingdom and derisking of the general account in the Netherlands reduced the SCR.

Under Aegon’s capital management framework, the capitalization levels of the most relevant country units are as follows:

	Capitalization June 30, 2017 1), 2)	Capitalization December 31, 2016 2)

Aegon USA (Life entities) (RBC CAL)	464%	440%
Aegon the Netherlands (Solvency II ratio)	144%	134%
Aegon United Kingdom (Solvency II ratio)	169%	156%

1 The Solvency II ratios are estimates and, are not final until filed with the regulator and subject to supervisory review.

2 Refer to section ‘internal capital management framework’ for Aegon’s capitalization target ranges.

Aegon Americas

The RBC CAL ratio of Aegon Americas insurance entities increased from 440% at December 31, 2016 to 464% mainly due to the divestment of US run-off businesses (BOLI/COLI and payout annuity businesses).

Aegon the Netherlands

Aegon the Netherlands Solvency II ratio increased from 134% to 144% mainly due to capital generation and positive market impacts, including the increase in interest rates which reduced the SCR.

Aegon United Kingdom

Aegon United Kingdom Solvency II ratio increased from 156% to 169% mainly due to the completion of the Part VII transaction with Rothesay Life with regards to the sale of annuities, the expansion of the fee hedging program, positive effect from markets (in particular favorable interest rates movements) partly offset by the acquisition of Cofunds.

Sensitivities

Aegon calculates sensitivities of its Solvency II ratios as part of its risk management framework. The following table describes the shocks to parameters used to assess the sensitivities, and their estimated impact on the Solvency II ratio at June 30, 2017 and December 31, 2016:

Solvency II Sensitivities	Scenario	Group		US		NL		UK
		June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Equity markets	-20%	-5%	-6%	-10%	-7%	-6%	-4%	8%	0%
Equity markets	+20%	3%	-1%	2%	-2%	3%	2%	-7%	0%
Interest rates	-100 bps	-19%	-18%	-14%	-12%	-16%	-15%	-17%	-20%
Interest rates	+100 bps	13%	2%	3%	-6%	15%	11%	13%	16%
Credit spreads 1)	+100 bps	3%	2%	0%	0%	8%	6%	15%	17%
US Credit defaults 2)	~+200 bps	-18%	-17%	-36%	-22%	-	-	-	-
Dutch mortgage spreads 3)	+50 bps	0%	-3%	-	-	-2%	-11%	-	-
Ultimate forward rate	-50 bps	-3%	-4%	-	-	-12%	-	0%	-
Longevity	+5%	-	-7%	-	-2%	-	-13%	-	-4%

1 Credit spreads excluding government bonds.

2 US credit additional defaults for 1 year including rating migration for structured assets.

3 Dutch mortgage spreads now includes SCR/volatility adjuster impact which was excluded previously

Aegon is mainly exposed to movements in interest rates, credit spreads and defaults/migrations, and longevity. The longevity sensitivity is only updated once a year along with Aegon’s annual assumption updates. Group sensitivities can be higher compared to the impacts on the units due to the higher base ratio at Group, which increases the impact of SCR movements in terms of %-points on the ratio. The movements compared to December 31, 2016 are driven by changes in hedging and the change of the conversion methodology of the US insurance business.

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Equity market sensitivities changed mainly due to a change in a hedging program in the US that moved from total return swaps to options, to increase the benefits in an upward scenario. The change in the UK is mainly due to additional equity swaps to provide further protection against equity falls. The impact of the UK on Group is limited due to diversification impacts.

Interest rates sensitivities changed mainly in the up scenario due to the US where the hedge program now utilizes instruments with a more preferable treatment on statutory basis, without impacting the aim of the hedging strategy. The Group impact increased further as a result of a higher base ratio.

The US credit defaults sensitivity increased for the US due to the higher base ratio and the impact at Group was partially offset by a lower sensitivity in Asia, where recent management actions reduced the credit risk sensitivities.

The Dutch mortgage spreads sensitivity decreased as a result of offsetting impact from the volatility adjuster on the SCR.

Rating agency ratings

Aegon’s objective is to maintain a very strong financial strength rating in its main operating units, and this plays an important role in determining the Company’s overall capital management strategy. Aegon maintains strong financial strength ratings from leading international rating agencies for its main operating units, and a strong credit rating for Aegon N.V.

Agency
June 30, 2017	Aegon N.V.	Aegon USA	Aegon the Netherlands	Aegon UK

S&P Global	A-	AA-	AA-	A+
Moody’s Investors Service	A3	A1	-	-
Fitch Ratings	BBB+	A+	-	A+

Internal capital management framework

In managing the capital adequacy of the group and its operating units, Aegon’s capital management framework is built on, among other things, managing capitalizations towards target capital management zones. Under Aegon’s capital management framework the following target capitalization zones are the most relevant:

Capitalization target range

Aegon Group	150% - 200% Solvency II Capital Ratio
Aegon USA (Life entities)	350% - 450% RBC Company Action Level
Aegon the Netherlands	150% - 190% Solvency II Capital Ratio
Aegon United Kingdom	145% - 185% Solvency II Capital Ratio

The frequent monitoring of actual and forecast capitalization levels of both the Aegon Group and of its underlying businesses is an important element in Aegon’s capital framework in order to actively steer and manage towards maintaining adequate capitalization levels. Aegon’s capital framework is based on several capital management zones in which escalating management actions are called for in a timely manner to ensure there is always adequate capitalization of both the Aegon Group and its operating units.

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The capital management zones and the management interventions connected to these zones are set throughout the Group, and illustrated for the main units in the table below.

Aegon Group	Capitalization management zones	US Life entities	The Netherlands	United Kingdom	Capitalization management actions

>200% SCR	Opportunity	> 450% RBC	> 190% SCR	> 185% SCR	Accelerate capital redeployment and/or additional dividends
150% - 200% SCR	Target	350%-450% RBC	150%-190% SCR	145%-185% SCR	Execute capital deployment and remittances according to capital plan

120% - 150% SCR	Retention	300%-350% RBC	130%-150% SCR	130%-145% SCR	Re-assess capital plan and risk positions
Re-assess capital plan and risk positions
100% - 120% SCR	Recovery	100%-300% RBC	100%-130% SCR	100%-130% SCR	Reduce or suspend remittances
<100% SCR	Regulatory plan	<100% RBC	< 100% SCR	< 100% SCR	Suspension of dividends Regulatory plan required

These capital management zones have recently been updated with the update of Aegon’s group capital management policy. With this capital policy update, also the calculation method for the Group solvency ratio has been adjusted in consultation with Aegon’s group regulator.

Minimum solvency requirements

Insurance laws and regulations in local regulatory jurisdictions often contain minimum regulatory capital requirements. For insurance companies in the European Union, Solvency II formally defines a lower capital requirement, the Minimum Capital Requirement (MCR). An irreparable breach of the MCR would lead to the withdrawal of the insurance license. Similarly, for the US insurance entities the withdrawal of the insurance license is triggered by a breach of 100% of the Authorized Control Level (ACL), which is 50% of the Company Action Level (CAL).

With the introduction of Solvency II for EEA countries, Aegon views these minimum regulatory capital requirements as the level around which regulators will formally require management to provide regulatory recovery plans. For the US insurance entities this is set at 100% Company Action Level (CAL) and for insurance companies in the European Union this is set at 100% SCR.

The minimum regulatory capital requirements, as viewed by Aegon, for its main operating units and the capitalization levels on June 30, 2017, are included in the following table:

Capital requirements
	Minimum capital requirement	Actual capitalization	Excess over minimum capital requirement

100% Company Action Level
Aegon USA (Life entities) 1), 3)	(NAIC RBC CAL)	464% of combined CAL	~€ 6.9 bln
Aegon the Netherlands 2), 3)	100% Solvency II SCR	144% Solvency II SCR	~€ 1.5 bln
Aegon United Kingdom 3)	100% Solvency II SCR	169% Solvency II SCR	~€ 1.0 bln

1 Capitalization for the United States represents the internally defined combined risk-based capital (“RBC”) ratio of Aegon’s life insurance subsidiaries in the United States. The combined RBC ratio utilizes the NAIC RBC ratio excluding affiliated notes and taking into account excess or deficient amounts related to offshore life affiliates

2 Including Aegon Bank

3 Please note, this reflects Aegon’s estimated Capitalization levels

Local insurance regulators generally use their discretionary authority and judgment to restrict and/or prohibit the transfer of funds to the holding company to capital levels well above the minimum capital requirements contained in the applicable insurance regulations. The discretionary nature of the regulatory assessment of capital adequacy creates a natural ambiguity around the exact level of capital that is required by local regulatory authorities. Precise capitalization levels effectively required by local insurance regulators are often not known in advance, in part because the views and risk tolerances of certain regulators for certain asset classes continue to develop over time, in line with the development and evolution of local, regional and global regulatory capital frameworks.

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In practice – and for upstreaming purposes – Aegon manages the capitalization of its operating units towards the capitalization target ranges as identified in Aegon’s capital framework, that are in excess of the minimum regulatory requirements contained in the applicable regulations and in excess of the minimum requirements as mentioned in the table above.

The capitalization level and shareholders’ equity of the operating units can be impacted by various factors (e.g. general economic conditions, capital markets risks, underwriting risk factors, changes in government regulations, legal and arbitrational proceedings). To mitigate the impact of such factors on the ability of operating units to transfer funds, the operating units hold additional capital in excess of the levels of the minimum regulatory solvency requirements.

Capital quality

Total own funds are comprised of Unrestricted Tier 1, Restricted Tier 1, Tier 2 and Tier 3 capital. Under the Solvency II regime, a distinction between available and eligible own funds is made, which are both split into the tiers as shown in the table below:

Tier 1	Tier 2	Tier 3
Unrestricted Tier 1 - Equity (Share capital and share premium) - Reconciliation reserve Restricted Tier 1 - Perpetual subordinated capital instruments with loss absorption	- Dated or perpetual subordinated capital instruments - With an original maturity of at least 10 years - Limited loss absorption - With suspension of payments and deferral of interest

- Dated or perpetual subordinated capital instruments

- With an original maturity of at least 5 years

- Limited loss absorption

- With suspension of payments and deferral of interest

- Net deferred tax assets

In addition to the general features shown in the table, Solvency II has set detailed requirements on the admissibility of restricted Tier 1 and Tier 2 capital instruments. Aegon’s capital instruments do not meet all of these requirements but have been grandfathered as eligible capital for 10 years, as of January 1, 2016.

Aegon will use the grandfathering period until January 1, 2026, to gradually replace grandfathered capital securities by Solvency II compliant own funds. The timing of this replacement will be subject to market circumstances, including but not limited to pricing, investor demand and investor preferences. Furthermore, Aegon will take into account the projections of its Solvency II position, unrestricted Tier 1 and SCR positions, and the expected impact on eligible own funds and tiering capacity, both under normal and stressed market conditions.

Under the Solvency II regime, restrictions apply to the eligibility of Restricted Tier 1, Tier 2 and Tier 3 capital. Restricted Tier 1 may not exceed 20% of total Tier 1 own funds and Tier 2 cannot exceed 50% of the SCR. In addition, the total of Tier 2 and Tier 3 own funds may not exceed 50% of the SCR, while the eligibility of Tier 3 own funds is limited to 15% of the SCR.

Tiering methodology

Aegon has historically applied a centralized funding structure. Grandfathered Restricted Tier 1 and Restricted Tier 2 capital instruments were issued by Aegon N.V. and the proceeds were invested as Unrestricted Tier 1 capital in the insurance operations or held as excess capital at the holding.

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The European Insurance and Occupational Pensions Authority (EIOPA) has recognized that the use of a combination of the AC method and the D&A method for the calculation of tiering restrictions in the group solvency may lead to unintended consequences if used by groups, such as Aegon, that organize their funding through a central holding company.

As a result, EIOPA issued an opinion on January 27, 2016 (EIOPA-BoS-16-008) that addresses this issue. In that opinion, EIOPA acknowledges that in such circumstances, the group supervisor may need to allow specific solutions to avoid unjustified disadvantages in such a way that, in relation to intra-group funding transactions, the own funds are assessed as if the group had chosen a different funding solution.

For the part of Aegon Group covered by the AC method, tiering limits are based on the own funds and SCR of the consolidated AC entities. For the part of Aegon Group covered by the D&A method, the tiering limits are based on the own funds and SCR of the consolidated D&A entities.

To reflect the different funding solution, as suggested by the EIOPA opinion, the own funds as brought in through Deduction & Aggregation is first divided by the sum of the own funds of the consolidated AC and D&A entities. The resultant percentage is then used to proportionally allocate Aegon’s grandfathered Restricted Tier 1 and Restricted Tier 2 capital securities to the part of Aegon Group that is covered by D&A. Tiering restrictions are then calculated separately for the part of Aegon Group covered by AC and D&A methods. The total restriction for Aegon Group is the sum of both AC and D&A restrictions.

Tier 3 capital is also split between AC entities and D&A entities. This is based on the classification of the legal entity carrying the deferred tax asset on its balance sheet to either of these groups.

As a result of applying the restrictions to the available own funds, there was a capital haircut from Tier 3 in the eligible own funds per June 30, 2017.

The table below shows the tiering of Aegon Group’s own funds as per June 30, 2017, based on the Solvency II PIM SCR.

	June 30, 2017 1)		June 30, 2017 (old method)		December 31, 2016 (old method)
	Available own funds	Eligible own funds	Available own funds	Eligible own funds	Available own funds	Eligible own funds
Tier 1 - unrestricted	10,529	10,529	11,102	11,102	10,656	10,656
Tier 1 - restricted	3,646	2,479	3,647	2,623	3,817	2,517
Tier 2	1,226	2,393	1,226	2,806	1,291	3,309
Tier 3	787	784	2,111	1,551	2,355	1,638
Total Tiers	16,188	16,185	18,085	18,082	18,119	18,119

1 The June 30, 2017 tiering information is based on the revised method which was confirmed by DNB on August 8, 2017.

Aegon’s use of leverage

Aegon uses leverage in order to lower the cost of capital that supports businesses in the Aegon group, thereby contributing to a more effective use of capital and realizing capital efficiencies. In managing the use of financial and operational leverage throughout the group, Aegon has implemented a Leverage Use Framework that is part of the Aegon’s broader Enterprise Risk Management framework.

Leverage metrics

In line with the guiding principles of its capital and liquidity management, Aegon N.V. monitors and manages several leverage metrics:

•	Gross financial leverage ratio;
•	Fixed charge coverage; and
•	Various rating agency leverage metrics.

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Aegon’s gross financial leverage ratio is calculated by dividing total financial leverage by total capitalization. Aegon defines total financial leverage as debt or debt-like funding issued for general corporate purposes and for capitalizing Aegon’s business units. Total financial leverage includes hybrid instruments, subordinated and senior debt. Aegon’s total capitalization consists of the following components:

•	Shareholders’ equity, excluding revaluation reserves, cash flow hedge reserves, and the remeasurement of defined benefit plans, based on IFRS as adopted by the EU;
•	Non-controlling interests and share options not yet exercised; and
•	Total financial leverage.

Aegon’s fixed charge coverage is a measure of the Company’s ability to service its financial leverage. It is calculated as the sum of underlying earnings before tax and interest expenses on financial leverage divided by interest payments on financial leverage. The fixed charge coverage includes the impact of interest rate hedging.

Operational leverage

Although operational leverage is not considered part of Aegon’s total capitalization, it is an important source of liquidity and funding. Operational leverage relates primarily to financing Aegon’s mortgage portfolios through securitizations, warehouse facilities, covered bonds, and the funding of US Regulation XXX and Guideline AXXX redundant reserves.

Funding and back-up facilities

The majority of Aegon’s financial leverage is issued by Aegon N.V., the parent company. A limited number of other Aegon companies have also issued debt securities, but for the most part these securities are guaranteed by Aegon N.V.

Aegon N.V. has regular access to international capital markets under a USD 6 billion debt issuance program. Access to the capital market in the United States is made possible by a separate shelf registration.

Aegon also has access to domestic and international money markets through its USD 4.5 billion commercial paper programs. On June 30, 2017, Aegon had EUR 124 million outstanding under these programs.

To support its commercial paper programs and need for Letters of Credit (LOCs), and to enhance its liquidity position, Aegon maintains backup credit and LOC facilities with international lenders. The Company’s principal arrangement is a EUR 2 billion syndicated revolving credit facility that matures in 2019, and an additional LOC facility of USD 2.6 billion, which matures in 2021. In addition, Aegon also maintains various shorter-dated bilateral backup liquidity, and committed and uncommitted LOC facilities.

Liquidity management

Liquidity management is a fundamental building block of Aegon’s overall financial planning and capital allocation processes. The Company’s liquidity risk policy sets guidelines for its operating companies and the holding in order to achieve a prudent liquidity profile and to meet cash demands even under extreme conditions.

Liquidity is coordinated centrally and managed both at Aegon N.V. and at the operating unit level. Aegon maintains a liquidity policy that requires all operating units to project and assess their sources and uses of liquidity over a two-year period under normal and severe business and market scenarios. This policy ensures that liquidity is measured and managed consistently across the Company, and that liquidity stress management plans are in place.

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Sources and uses of liquidity

Liquidity in Aegon’s subsidiaries

Aegon’s operating units are primarily engaged in the life insurance and pensions business, which is a long-term activity with relatively illiquid liabilities and generally matching assets. Liquidity consists of liquid assets held in investment portfolios, in addition to inflows generated by premium payments and customer deposits. These are used primarily to purchase investments, as well as to fund benefit payments to policyholders, policy surrenders, operating expenses, and, if the subsidiary’s capital position allows, to pay dividends to the holding.

After investments have been made in new business to generate organic growth, capital generated by Aegon’s operating units is available for distribution to the holding company, while maintaining a capital and liquidity position in the operating units in line with Aegon’s capital management and liquidity risk policies. In addition, the ability of Aegon’s insurance subsidiaries to transfer funds to the holding company is also constrained by the need for these subsidiaries to remain adequately capitalized at the levels set by local insurance regulations, and as administered by local insurance regulatory authorities.

Aegon N.V.

At the holding company Aegon N.V., liquidity is sourced from internal dividends from operating units and through the capital markets. The main sources and uses of liquidity at the holding company Aegon N.V. are dividends from operating units, movements in debt, net expenses (including interest), funding operations, capital returns to shareholders, and the balance of acquisitions and divestitures. In addition, contingent internal and external liquidity programs are maintained to provide additional safeguards against extreme unexpected liquidity stresses.

Aegon uses cash flows from its operating units to pay for holding expenses, including funding costs. The remaining cash flow is available to execute Aegon’s strategy and to fund dividends on its shares.

When determining whether to declare or propose a dividend, Aegon’s Executive Board balances prudence with offering an attractive return to shareholders. This is particularly important during adverse economic and/or financial market conditions. Furthermore, Aegon’s operating subsidiaries are subject to local insurance regulations that could restrict dividends to be paid to the holding company. There is no requirement or assurance that Aegon will declare and pay any dividends.

Aegon’s holding excess capital

The ability of the holding company to meet its cash obligations depends on the amount of liquid assets on its balance sheet and on the ability of the operating units to pay dividends to the holding company. In order to ensure the holding company’s ability to fulfil its cash obligations and maintain sufficient management flexibility to manage capital and liquidity support for Aegon’s operating units and external dividend stability, it is the Company’s policy that the holding excess capital position, including Aegon’s centrally managed (unregulated) holding companies, is managed to a target range of EUR 1.0 to 1.5 billion.

On June 30, 2017, Aegon held a balance of EUR 1.7 billion in excess capital at the holding, compared with 1.5 billion on December 31, 2016. The increase of EUR 0.2 billion reflects the net impact of dividends from subsidiaries and capital injections in subsidiaries, divestments, acquisitions, net interest charges, holding expenses and capital returns to shareholders.

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Aegon’s liquidity is invested in accordance with the Company’s internal risk management policies. Aegon believes that its working capital, backed by its external funding programs and facilities, is ample for the Company’s present requirements.

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Disclaimer

Cautionary note regarding non-IFRS measures

This document includes the following non-IFRS financial measures: underlying earnings before tax, income tax and income before tax. These non-IFRS measures are calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of these measures to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements. Aegon believes that these non-IFRS measures, together with the IFRS information, provide meaningful supplemental information about the underlying operating results of Aegon’s business including insight into the financial measures that senior management uses in managing the business.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

o	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
o	Changes in the performance of financial markets, including emerging markets, such as with regard to:
–	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;
–	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and
–	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of government exposure that Aegon holds;
o	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;
o	Consequences of a potential (partial) break-up of the euro;
o	Consequences of the anticipated exit of the United Kingdom from the European Union;
o	The frequency and severity of insured loss events;
o	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;
o	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;
o	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;
o	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;
o	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;
o	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
o	Changes in laws and regulations, particularly those affecting Aegon’s operations’ ability to hire and retain key personnel, taxation of Aegon companies, the products Aegon sells, and the attractiveness of certain products to its consumers;
o	Regulatory changes relating to the pensions, investment, and insurance industries in the jurisdictions in which Aegon operates;
o	Standard setting initiatives of supranational standard setting bodies such as the Financial Stability Board and the International Association of Insurance Supervisors or changes to such standards that may have an impact on regional (such as EU), national or US federal or state level financial regulation or the application thereof to Aegon, including the designation of Aegon by the Financial Stability Board as a Global Systemically Important Insurer (G-SII);
o	Changes in customer behavior and public opinion in general related to, among other things, the type of products Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;
o	Acts of God, acts of terrorism, acts of war and pandemics;
o	Changes in the policies of central banks and/or governments;
o	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;
o	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;
o	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;
o	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;
o	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;
o	Customer responsiveness to both new products and distribution channels;
o	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;
o	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, which may affect Aegon’s reported results and shareholders’ equity;
o	Aegon’s projected results are highly sensitive to complex mathematical models of financial markets, mortality, longevity, and other dynamic systems subject to shocks and unpredictable volatility. Should assumptions to these models later prove incorrect, or should errors in those models escape the controls in place to detect them, future performance will vary from projected results;
o	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;
o	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business;
o	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives; and
o	This press release contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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